Filed Pursuant to Rule 424(b)(5)
Registration No. 333-224288

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities or a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 12, 2018

Prospectus    Supplement

(To Prospectus dated May 8, 2018)

            Shares

Seaspan Corporation

Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares

(Liquidation Preference $25 Per Share)

We are offering                 of our Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series I Preferred Shares”).

Dividends on the Series I Preferred Shares will be cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our board of directors. The initial dividend on the Series I Preferred Shares offered hereby will be payable on October 30, 2018. Dividends will be payable out of amounts legally available therefor (i) from and including the original issue date to, but excluding, October 30, 2023 at a fixed rate equal to    % per annum of the stated liquidation preference and (ii) from and including October 30, 2023 at a floating rate equal to three-month LIBOR plus a spread of    % per annum of the stated liquidation preference.

At any time on or after October 30, 2023, the Series I Preferred Shares may be redeemed, in whole or in part, out of amounts legally available therefor, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

We intend to apply to have the Series I Preferred Shares listed on The New York Stock Exchange (the “NYSE”). If the application is approved, we expect trading of the Series I Preferred Shares on the NYSE to begin within 30 days after their original issue date. Currently, there is no public market for the Series I Preferred Shares.

Investing in our Series I Preferred Shares involves a high degree of risk. Our Series I Preferred Shares have not been rated. Please read “Risk Factors” beginning on page S-19 of this prospectus supplement and page 5 of the accompanying base prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$	$
Underwriting discount and commissions paid by us	$	$
Proceeds to us, before expenses	$	$

(1)

We have granted the underwriters an option for a period of 30 days to purchase up to an additional          Series I Preferred Shares, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and total proceeds to us before expenses will be $            .

Delivery of the Series I Preferred Shares is expected to be made in book entry form through the facilities of The Depository Trust Company on or about September     , 2018, which is the fifth business day following the date of pricing of the Series I Preferred Shares (such settlement cycle being referred to as “T+5”). Purchasers of the Series I Preferred Shares should note that trading of the Series I Preferred Shares may be affected by this settlement date.

Joint Book-Running Managers

Morgan Stanley	J.P. Morgan	RBC Capital Markets	UBS Investment Bank	Stifel	Citigroup

September     , 2018

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If information in the prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will be deemed not to constitute a part of this prospectus except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this prospectus, or in any related free writing prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the Series I Preferred Shares in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or the information that is incorporated by reference herein, or that is contained in any related free writing prospectus, is accurate as of any date other than its respective date.

Unless we otherwise specify, when used in this prospectus supplement, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries, except that when such terms are used in this prospectus supplement in reference to the Series I Preferred Shares, they refer specifically to Seaspan Corporation.

References to shipbuilders are as follows:

SHIPBUILDER	REFERENCE
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

CUSTOMER	REFERENCE
ANL Singapore Pte. Ltd.(1)	ANL
APL Co. Pte. Ltd.(1)	APL
CMA CGM S.A.	CMA CGM
Cheng Lie Navigation Co., Ltd.(1)	CNC
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
Coheung Marine Shipping Co., Ltd.	Coheung
COSCO Shipping Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
COSCO Shipping Lines (Europe) GmbH.(5)	COSCO Europe
New Golden Sea Shipping Pte. Ltd.(5)	COSCO New Golden Sea
Hapag-Lloyd AG	Hapag-Lloyd
Kawasaki Kisen Kaisha Ltd.(6)	K-Line
Maersk Line A/S(7)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(6)	MOL
VASI Shipping Pte. Ltd.	VASI
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of CMA CGM.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCON.
(6)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, Ocean Network Express Pte. Ltd. (“ONE”).
(7)	A subsidiary of A.P. Moller Maersk A/S.

S-i

Prospectus Supplement

Prospectus

S-ii

SUMMARY

This summary highlights important information contained elsewhere in this prospectus supplement and the accompanying base prospectus. You should carefully read this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference to understand fully our business and the terms of our Series I Preferred Shares, as well as tax and other considerations that are important to you in making your investment decision. You should consider carefully the “Risk Factors” section beginning on page S-19 of this prospectus supplement and on page 5 of the accompanying base prospectus to determine whether an investment in our Series I Preferred Shares is appropriate for you. Unless otherwise indicated, all references in this prospectus supplement to “dollars” and “$” are to, and amounts are presented in, U.S. dollars, and financial information presented in this prospectus supplement is prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our Company

We are the world’s largest independent containership owner operator. The majority of the containerships in our fleet are chartered on long-term, fixed-rate time charters with major container liner companies. As of August 20, 2018, we operated a fleet of 112 containerships, which had an average age of approximately six years and an average size of approximately 8,100 TEU, on a TEU-weighted basis.

On March 13, 2018, we acquired the remaining 89.2% equity interest of Great China Intermodal Investments LLC (“GCI”) that we did not already own from affiliates of The Carlyle Group and the minority owners of GCI. We refer to this as the GCI Acquisition. Through the GCI Acquisition, we increased our fleet by 18 modern containerships, two of which are newbuild vessels which were delivered to us in May 2018. We managed each of the 16 operating vessels prior to the GCI Acquisition. We began to consolidate GCI’s financial statements on March 13, 2018.

The vessels in our fleet that are deployed on long-term, fixed-rate time charters generate stable cash flows and high utilization rates that are typically associated with long-term time charters. A portion of our fleet is deployed on short-term, fixed-rate time charters that generate stable cash flows while chartered. We seek to enter into new time charters for our vessels immediately upon expiry of existing time charters, however the charter rates available are subject to change based on prevailing market conditions and there may be a period where a vessel is off-charter between expiry of an existing time charter and commencement of a new time charter. As such, vessels in our fleet deployed on short-term, fixed-rate time charters are subject to more variability in cash flows and are expected to have lower utilization rates than vessels deployed on long-term, fixed-rate time charters. As of August 20, 2018, the charters on the 112 vessels in our operating fleet had an average remaining term of approximately five years, on a TEU-weighted basis, excluding the effect of charterers’ options to extend certain time charters. As of June 30, 2018, we had an aggregate of approximately $5.3 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from direct financing leases.

We currently do not have contractual obligations to acquire any newbuild containerships.

Customers for our operating fleet as at August 20, 2018 were ANL, APL, Coheung, CMA CGM, CNC, CSCL Asia, COSCON, COSCO Mercury, COSCO Europe, COSCO New Golden Sea, Hapag-Lloyd, K-Line, Maersk, MSC, MOL, VASI and Yang Ming Marine.

Our Fleet

Our primary objective is to continue to grow our business through accretive acquisitions as market conditions allow. We are regularly evaluating potential growth opportunities, including in the broader maritime and industrial transportation sectors and other sectors.

The following table indicates the number of owned and leased vessels in our fleet as of June 30, 2018:

Six Months Ended June 30, 2018
Owned and leased vessels, beginning of year	89
Deliveries	7
Acquired(1)	16

Total Fleet, end of period	112
Total Capacity (TEU)	905,900

(1)	Our acquisition of GCI on March 13, 2018 included 16 operating vessels and two vessels under construction, which were delivered in May 2018.

Market Opportunity

We believe we are well positioned to take advantage of current market opportunities and further enhance our industry leading position as competitive dynamics are constraining the growth potential of many of our competitors. We believe that there is an opportunity for charter owners with access to capital to acquire vessels at attractive prices and employ them in a manner that will generate attractive returns on capital and are expected to be accretive to cash flow. Furthermore, we believe that our strong customer relationships, continued focus on operational excellence, and efforts to enhance our financial strength and stability provide us with a strong platform to take advantage of consolidation opportunities in the fragmented containership owner-operator sector.

Our Competitive Strengths

•

Leading Independent Containership Lessor. We are the world’s largest independent containership owner-operator with an estimated market share of 8% based on TEU. Our recent acquisition of GCI solidifies our industry leading position and highlights our strength and ability to achieve sustained growth and drive consolidation in the fragmented containership sector. We believe our scale enhances our service capabilities and value proposition to our customers and creates meaningful barriers to entry.

•

High-Quality Customer Portfolio Comprised of Leading Container Liner Companies. We have developed strong customer relationships focused on the world’s leading container liner companies globally, including seven of the top eight players based on market share according to Alphaliner. Our vessels represent flagship assets for some of our customers, and our customers rely on us to fulfill a key component of their operating capacity. We employ a disciplined approach to customer selection and manage counterparty risk by primarily targeting customers with government ownership or broad institutional investor ownership.

•

Highly Visible Cash Flow with Focus on Long-Term Charters. We maintain long-term charters with high-quality customers on the majority of vessels in our fleet. As a result, we have high cash flow visibility with the majority of our current revenue protected from the volatility of spot rates and short-term charters. In addition, we are not exposed to changes in fuel cost, as all of our customers are responsible for the vessel’s fuel expense while the vessels are on charter. As of June 30, 2018, we had an aggregate of approximately $5.3 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from direct financing leases.

•	Large, Modern Fleet Aligned to Key Trade Routes. Our operating fleet, ranging in size from 2500 TEU to 14000 TEU vessels, provides a comprehensive product offering to our customers capable of serving major global trade lanes and certain regional lanes, and is subject to our high standards for design, construction quality and maintenance. As of August 20, 2018, we had 112 vessels in operation, which total to 905,900 TEU of capacity with an average size of approximately 8,100 TEU, on a TEU-weighted basis. Our operating fleet of 112 containerships has an average age of approximately six years, on a TEU-weighted basis, which is below the industry average of approximately nine years.

•

Integrated Operating Platform. We provide our customers with a full-scale, full-service operating lease solution. Our in-house design teams have extensive experience in overseeing new vessel construction, vessel conversions and marine engineering and maintenance. We are responsible for the day-to-day operation of the vessels, providing crew for vessels operating under time charters and overseeing the various aspects of fleet management with a shore-based management team. Our skilled and experienced employee base includes 3,900 seagoing staff on the vessels that we manage and approximately 200 staff that serve onshore.

•

Track Record of Operational Excellence and Efficiency. We are focused on operational excellence and continuous operational improvement, and seek ways to leverage the scale of our operations and generate an industry leading cost structure. We attribute the strength of our customer relationships in part to our consistent operational quality and customer-oriented service. Our technical management track record has resulted in high vessel utilization, with vessel available days of approximately 98% since our initial public offering in 2005.

•

Diverse and Experienced Management Team and Board of Directors. Members of our management team and board of directors bring substantial expertise from a variety of sectors and through several business cycles, which we believe provides a unique perspective when looking at new and existing opportunities. This includes meaningful expertise from within the shipping and ship finance industry, as well as aircraft leasing and power utilities, among others. Our board and management team have experience working with companies such as Berkshire Hathaway, the Washington Group of Companies, Fairfax Financial, BNP Paribas, Maersk, Neptune Orient Lines, APL Limited, Safmarine Container Lines, and Columbia Ship Management and provide expertise across commercial, technical, financial and other functional management areas of our business.

Our Business Strategies

•

Operational Excellence. We continue to define our operational excellence by providing quality service that is reliable, flexible and value added. We are focused on maintaining top quartile operating ratios in order to meet or exceed the expectations of our customers. In addition, we will seek ways to leverage the scale of our operations to generate cost savings and maintain an industry leading cost structure.

•

Strengthen Customer Relationships. We have extensive relationships with our customers, the industry leading liners, at various levels across our organizations. We remain in constant dialogue with existing and potential customers in order to provide services that are aligned with their needs and goals. By remaining focused on operational excellence and delivering quality service that is aligned with our customer’s needs, we intend to strengthen our customer partnerships over time.

•

Actively Pursue Growth Opportunities. We have increased, and intend to further grow, the size of our business over time through acquisitions. We are regularly evaluating potential growth opportunities, including in the broader maritime and industrial transportation sectors and other sectors, and remain disciplined in evaluating these opportunities to ensure they meet our economic return criteria and are aligned with our strategic goals. We remain focused on acquisitions within the containership sector, which remains fragmented, and provides the greatest synergies to our existing relationships and capital base. We are concurrently evaluating opportunities outside of containerships and remaining disciplined with our investment criteria, which is focused on generating long-term returns to shareholders.

•

Enhance Financial Strength and Stability. Due to the capital intensive nature of our business, maintaining and enhancing the strength and stability of our balance sheet is of critical importance to us. Over time, we have been successful in accessing diverse sources of capital globally, and we intend to maintain access to existing sources and seek new sources of capital. We intend to enhance our financial strength and stability over time by maintaining a disciplined focus on capital allocation and on reducing leverage from current levels. We believe this focus will enhance the Company’s credit quality and improve our cost of capital over time.

•

Capital Allocation. We believe that we will create long-term value through disciplined capital allocation. To this end, we have developed internal processes to thoughtfully source, screen, analyze and execute on prospective investments which meet our return thresholds. While we remain focused on the containership owner-operator sector, a breadth of opportunities in the broader maritime and industrial transportation sectors and other sectors will aid our ability to source accretive transactions across economic cycles.

Recent Developments

Fairfax Investments

On July 16, 2018, Fairfax Financial Holdings Limited and certain of its affiliates (“Fairfax”), exercised 38,461,539 warrants at an exercise price of $6.50 per share, resulting in us receiving $250.0 million in proceeds. We also issued Fairfax warrants to acquire 25,000,000 Class A common shares at an exercise price of $8.05 per share and amended the terms of the 5.50% senior notes due 2025 (the “Fairfax Notes”) issued in February 2018 and the 5.50% senior notes due 2026 (the “2026 Notes”) expected to be issued in January 2019 to allow Fairfax to call for an early redemption of some or all of such notes on each anniversary date of issuance, subject to submitting an annual put right notice commencing 150 days and ending 120 days prior to each applicable anniversary date. In addition, Fairfax agreed that in January 2019, it will immediately exercise, for an aggregate exercise price of $250.0 million, all of the warrants that are expected to be issued to Fairfax in connection with the expected closing of the issuance of an $250.0 million aggregate principal amount of the 2026 Notes, subject to customary closing conditions. For more information about the Fairfax investments, please read our Report on Form 6-K furnished to the SEC on July 16, 2018, which is incorporated by reference into this prospectus supplement.

Fairfax, including shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, owned 22% of our outstanding common shares as of August 3, 2018. If the 25,000,000 warrants that were issued to Fairfax in July 2018 and the 38,461,539 warrants to be issued to Fairfax in January 2019 were outstanding and exercised in full, as of June 30, 2018, Fairfax’s shareholdings, including shares owned by V. Prem Watsa, would have represented approximately 42.9% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax.

Redemption of Series F Preferred Shares

On July 23, 2018, we redeemed all of our outstanding 10.5% Series F preferred shares for $140.0 million plus $3.4 million of accrued dividends.

Revolving Credit Agreement

On August 30, 2018, we entered into a revolving credit agreement by and among the Company, the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. and Citibank, N.A. as joint bookrunners and joint lead arrangers and JPMorgan Chase Bank, N.A. as administrative agent and facility agent (the “Credit Agreement”), which provides for borrowings of up to $150,000,000 under a revolving credit facility (the “Revolving Credit Facility”). The availability of the Revolving Credit Facility is subject to customary conditions and the proceeds of it will be used towards general corporate purposes of the Company, including the financing of permitted acquisitions and any pre-delivery payments for vessels under construction. The Credit Agreement requires the Company (and, in some cases, its subsidiaries) to comply with certain affirmative and negative covenants (including certain financial ratios). The amounts borrowed under the Revolving Credit Facility must be repaid in full on August 31, 2020. As of the date of this offering, the Revolving Credit Facility remains undrawn.

Risks Related to Our Business

Our business is subject to numerous risks, as highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these factors include:

•

Our working capital deficiency indicates that a material uncertainty exists that casts substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern and repay our liabilities is dependent on our ability to generate profitable business operations in the future and/or obtain financing to meet our obligations, including financing through previously disclosed investments by Fairfax and in the capital markets to the extent available.

•

We have identified a material weakness in our internal controls over financial reporting relating to the timely recording of dividends declared and approved by our board of directors. Although management has already initiated compensating controls, is assessing the root cause and will be enhancing and revising the design of existing controls and procedures, there can be no assurance that management will be able to remediate the material weakness in a timely manner.

•

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the industry, credit markets or other negative developments.

•	We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

•

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities, capital and operating lease arrangements, and our 6.375% senior unsecured notes due 2019, our 7.125% senior unsecured notes due 2027 and the Fairfax Notes (collectively, our “notes”).

•	Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•

Over time, containership values and charter rates may fluctuate substantially, which could adversely affect our results of operations, our ability to access or raise capital or our ability to pay interest or principal on our notes or dividends on our shares.

•	Our ability to obtain additional financing for future acquisitions may depend upon the performance of our then existing charters and the creditworthiness of our customers.

•

We may be required to make substantial capital expenditures to maintain the operational capacity of our existing vessels or complete the acquisition of future vessels or businesses, which may harm our business, results of operations, financial condition, ability to pay dividends on our shares or redeem our preferred shares, or result in increased financial leverage or dilution of our equity holders’ interests.

•

Future disruptions in global financial markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

•

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of businesses and second-hand or newbuild assets may harm our business, results of operation, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

•

A significant number of our vessels are chartered to Chinese customers and certain of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations and financial condition.

•	A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

•	Under the charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

•	Risks inherent in the operation of ocean-going vessels could harm our reputation, business, results of operation and financial condition.

•	Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of the shipping industry.

•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

•	Exposure to currency exchange rate or interest rate fluctuations may result in fluctuations in our results of operations and financial condition.

•	Damage to our reputation or industry relationships could harm our business.

Corporate Information

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein when making a decision whether to invest in our Series I Preferred Shares.

THE OFFERING

Issuer	Seaspan Corporation

Securities Offered	of our Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, plus an additional Series I Preferred Shares if the underwriters exercise in full their option to purchase additional Series I Preferred Shares to cover over-allotments.

For a detailed description of the Series I Preferred Shares, please read “Description of Series I Preferred Shares.”

Price per Series I Preferred Share	$

Conversion; Exchange and Preemptive Rights	The Series I Preferred Shares will not have any conversion or exchange rights and will not be entitled to preemptive rights.

Dividends	Dividends on the Series I Preferred Shares will accrue and be cumulative from the date that the Series I Preferred Shares are originally issued and will be payable on each Dividend Payment Date (as defined below) when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose.

Dividend Payment Dates	January 30, April 30, July 30 and October 30, commencing October 30, 2018 (each, a “Dividend Payment Date”).

Dividend Rate	From and including the original issue date to, but excluding, October 30, 2023 (the “fixed rate period”), the dividend rate for the Series I Preferred Shares will be % per annum per $25.00 of liquidation preference per share (equal to $ per annum per share). From and including October 30, 2023 (the “floating rate period”), the dividend rate will be a floating rate equal to three-month LIBOR plus a spread of % per annum per $25.00 of liquidation preference per share.

Dividend Calculations	Dividends payable on the Series I Preferred Shares for any dividend period during the fixed rate period will be calculated based on a 360-day year consisting of twelve 30-day months. Dividends payable on the Series I Preferred Shares for any dividend period during the floating rate period will be calculated based on a 360-day year and the number of days actually elapsed during the applicable dividend period.

Ranking

The Series I Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series I Preferred Shares will rank:

•  senior to all classes of our common shares (which currently consist of the Class A common shares) and to each other class or series of capital stock established after the original issue date of the Series I Preferred Shares that is not expressly made senior to, or on parity with, the Series I Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such junior capital stock being referred to as Junior Securities);

•  pari passu with our existing Series D, Series E, Series G and Series H preferred shares and any other class or series of capital stock established after the original issue date of the Series I Preferred Shares that is not expressly subordinated or senior to the Series I Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such pari passu capital stock being referred to as Parity Securities); and

•  junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us and each class or series of capital stock expressly made senior to the Series I Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such senior capital stock being referred to as Senior Securities).

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series I Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) we are in compliance with the Net Worth to Preferred Stock Ratio described in “Description of Series I Preferred Shares—Net Worth Covenant.” Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series I Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series I Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series I Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series I Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series I Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Optional Redemption	At any time on or after October 30, 2023 we may redeem, in whole or in part, the Series I Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose. We must provide not less than 15 days’ and not more than 60 days’ written notice of any such redemption.

Voting Rights

Holders of the Series I Preferred Shares generally have no voting rights. However, if and whenever dividends payable on the Series I Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of the Series I Preferred Shares (voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable, including holders of our Series D, Series E, Series G and Series H preferred shares) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series I Preferred Shares voted as a class for the election of such director). The right of such holders of Series I Preferred Shares to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series I Preferred Shares have been paid in full.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series I Preferred Shares, voting as a single class, we may not adopt any amendment to our articles of incorporation that adversely alters the preferences, powers or rights of the Series I Preferred Shares.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series I Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series D, Series E, Series G and Series H preferred shares), we may not (a) issue any Parity Securities if the cumulative dividends payable on outstanding Series I Preferred Shares are in arrears or (b) create or issue any Senior Securities.

Net Worth Covenant

We will be subject to a covenant with respect to the Series I Preferred Shares requiring that we maintain a Net Worth to Preferred Stock Ratio of at least 1.00. We will not declare, pay or set apart for payment any cash dividend on any Junior Securities unless we are in compliance with such covenant.

For a description of this ratio and for related defined terms, please read “Description of Series I Preferred Shares—Net Worth Covenant.”

Fixed Liquidation Price	In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series I Preferred Shares will have the right to receive the liquidation preference of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared, before any payments are made to holders of our common shares or any other Junior Securities.

Sinking Fund	The Series I Preferred Shares are not subject to any sinking fund requirements.

Use of Proceeds	We intend to use the net proceeds of the sale of the Series I Preferred Shares, which are expected to total approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares), for general corporate purposes, which may include funding acquisitions, debt repayments and redeeming certain of our existing preferred shares. Please read “Use of Proceeds.”

Ratings	The securities will not be rated by any nationally recognized statistical rating organization.

Listing	We intend to file an application to list the Series I Preferred Shares on The New York Stock Exchange, or the NYSE. If the application is approved, trading of the Series I Preferred Shares on the NYSE is expected to begin within 30 days after the original issue date of the Series I Preferred Shares. The underwriters have advised us that they intend to make a market in the Series I Preferred Shares prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series I Preferred Shares will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.

Tax Considerations	We believe that all or a portion of the distributions you would receive from us with respect to your Series I Preferred Shares would constitute dividends. If you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, such dividends would be expected to be taxable as “qualified dividend income” that is taxable at preferential capital gains tax rates. Any portion of your distribution that is not treated as a dividend will be treated first as a non-taxable return of capital to the extent of your tax basis in your Series I Preferred Shares and, thereafter, as capital gain. In addition, there are other tax matters you should consider before investing in the Series I Preferred Shares, including our tax status as a non-U.S. issuer. Please read “Material United States Federal Income Tax Considerations” and “Material Non-United States Tax Considerations.”

Form	The Series I Preferred Shares will be issued and maintained only in book-entry form registered in the name of the nominee of The Depository Trust Company, or DTC, except under limited circumstances.

Settlement	Delivery of the Series I Preferred Shares offered hereby will be made against payment therefor on or about September , 2018, which is the fifth business day following the date of pricing of the Series I Preferred Shares. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series I Preferred Shares prior to the delivery hereunder will be required, by virtue of the fact that the Series I Preferred Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series I Preferred Shares who wish to make such trades should consult their own advisor.

Risk Factors	An investment in our Series I Preferred Shares involves risks. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-19 of this prospectus supplement and on page 5 of the accompanying base prospectus to determine whether an investment in our Series I Preferred Shares is appropriate for you.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our summary historical financial and operating data.

The summary historical consolidated financial data has been prepared on the following basis:

•

The historical consolidated financial data as at December 31, 2015 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 10, 2016.

•

The historical consolidated financial data as at December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 6, 2018 (our “2017 Annual Report”).

•

The historical consolidated financial data as at and for the three and six months ended June 30, 2017 and 2018 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Reports on Form 6-K furnished to the SEC on August 1, 2017 and August 6, 2018, respectively.

The following table should be read together with, and is qualified in its entirety by reference to, our financial statements and the notes thereto incorporated by reference into this prospectus, as well as the notes to the table in the section of this prospectus entitled “Selected Historical Consolidated Financial and Operating Data.”

	Year Ended December 31,			Six Months Ended June 30,
	2015	2016	2017	2017	2018
Statements of operations data (in thousands of dollars):
Revenue	$819,024	$877,905	$831,324	$405,930	$506,438
Operating expenses:
Ship operating	193,836	192,327	183,916	90,430	108,315
Cost of services, supervision fees	1,950	7,390	1,300	—	—
Depreciation and amortization	204,862	216,098	199,938	99,744	116,032
General and administrative	27,338	32,118	40,091	14,975	16,346
Operating leases	40,270	85,910	115,544	54,658	63,523
Loss (gain) on disposals	—	31,876	(13,604)	—	—
Expenses related to customer bankruptcy	—	19,732	1,103	1,013	—
Vessel impairments	—	285,195	—	—	—

Operating earnings	350,768	7,259	303,126	145,110	202,222
Other expenses (income):
Interest expense and amortization of deferred financing fees	108,693	119,882	116,389	56,729	96,247
Interest income	(11,026)	(8,455)	(4,558)	(2,365)	(1,765)
Undrawn credit facility fees	3,100	2,673	2,173	1,265	295
Acquisition-related gain on contract settlement	—	—	—	—	(2,430)

	Year Ended December 31,			Six Months Ended June 30,
	2015	2016	2017	2017	2018
Refinancing expenses	5,770	1,962	—	—	—
Change in fair value of financial instruments(1)	54,576	29,118	12,631	17,027	(25,249)
Equity income on investment	(5,107)	(188)	(5,835)	(2,529)	(1,216)
Other (income) expenses	(4,629)	1,306	7,089	6,676	611

Net earnings (loss)	$199,391	$(139,039)	$175,237	$68,307	$135,729

Earnings (loss) per share:
Class A common share, basic	$1.46	$(1.89)	$0.94	$0.33	$0.73
Class A common share, diluted	1.46	(1.89)	0.94	0.33	0.71
Statements of cash flows data (in thousands of dollars):
Cash from (used in):
Operating activities	$335,872	$311,087	$323,219	$139,217	$182,752
Financing activities	394,527	106,907	(154,087)	(119,366)	397,629
Investing activities(2)	(716,634)	(265,412)	(283,856)	(76,361)	(564,485)
Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$215,520	$367,901	$253,176	$305,592	$269,070
Current assets	540,163	510,109	381,405	402,108	373,169
Vessels(3)	5,278,348	4,883,849	4,537,216	4,777,414	6,037,798
Total assets	6,073,819	5,657,829	5,878,142	5,457,802	7,553,547
Long-term debt	3,357,841	2,884,514	2,450,633	2,659,816	3,845,742
Share capital	1,223	1,385	1,646	1,507	1,702
Total shareholders’ equity	1,776,183	1,747,249	1,949,432	1,809,751	2,091,403
Other data:
Number of vessels in operation at period end	85	87	89	89	112
TEU capacity at period end	578,300	620,650	665,900	638,900	905,900
Fleet utilization rate(4)	98.5%	96.0%	95.7%	95.0%	97.8%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)

Prior to the adoption of Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, or ASU 2016-18, restricted cash was presented as an investing activity in our consolidated statement of cash flows. With the adoption of ASU 2016-18, on January 1, 2018, we exclude restricted cash as an investing activity on the consolidated statement of cash flows. As a result of adopting ASU 2016-18, cash used in investing activities decreased by nil (December 31, 2015), decreased by $201,000 (December 31, 2016), and decreased by $1,000 (December 31, 2017) from the amounts previously presented.

(3)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(4)	Fleet utilization is based on number of operating days divided by the number of ownership days during the period.

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On March 13, 2018, we acquired the remaining 89.2% equity interest of GCI that we did not already own from affiliates of The Carlyle Group and the minority owners of GCI for total purchase consideration equal to $498.1 million, including settlement of intercompany balances, carrying value of previously held equity interest and transaction fees. The purchase price consisted of cash, our Series D preferred shares and our Class A common shares.

The following unaudited pro forma condensed consolidated statements of operations and accompanying notes (“Pro Forma Financial Statements”) are based on our and GCI’s historical consolidated financial statements as adjusted to give effect to our acquisition of GCI. The Pro Forma Financial Statements for the six months ended June 30, 2018 and the year ended December 31, 2017 are presented as if the acquisition had occurred on January 1, 2017. The Pro Forma Financial Statements are derived from and should be read together with Exhibit 99.2 to our Report on Form 6-K furnished to the SEC on May 11, 2018 and Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on September 12, 2018. The Pro Forma Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and should be read together with our audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2017, GCI’s audited consolidated financial statements for the year ended December 31, 2017 included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on May 11, 2018, and our unaudited interim consolidated financial statements for the six months ended June 30, 2018 contained in our Report on Form 6-K furnished to the SEC on August 6, 2018.

The acquisition of GCI by us was accounted for as an asset acquisition and the tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded on a relative fair value basis. The purchase price adjustments reflected in the following Pro Forma Financial Statements and set forth in the footnotes have been made solely for the purpose of preparing these Pro Forma Financial Statements. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies that may result from consolidating the operations of us and GCI.

The Pro Forma Financial Statements are not necessarily indicative of the results that would have actually been achieved if the acquisition of GCI had been completed on the date indicated. They also may not be useful in predicting the future financial condition and results of operations of the consolidated company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

For the six months ended June 30, 2018:

	Six Months ended June 30, 2018 Seaspan	January 1, 2018 to March 13, 2018 GCI	Pro Forma Adjustments		Pro Forma Consolidated
Statements of operations data (in thousands of dollars, except share and per share data):
Revenue	$506,438	$39,534	$(1,432)	(a)(b)(c)	$544,540
Operating expenses:
Ship operating	108,315	8,312	(864)	(a)	115,763
Depreciation and amortization	116,032	10,230	(1,212)	(d)(e)	125,050
General and administrative	16,346	13,993	(12,992)	(f)	17,347
Operating leases	63,523	—	—		63,523

	304,216	32,535	(15,068)		321,683

Operating earnings	202,222	6,999	13,636		222,857
Other expenses (income)
Interest expense and amortization of deferred financing fees	96,247	10,860	3,351	(g)(h)(i)	110,458
Interest income	(1,765)	—	427	(a)	(1,338)
Undrawn credit facility fees	295	—	—		295
Change in fair value of financial instruments	(25,249)	(1,501)	—		(26,750)
Acquisition-related gain on contract settlement	(2,430)	—	2,430	(j)	—
Equity income on investment	(1,216)	—	1,216	(k)	—
Other expenses	611	(5)	—		606

	66,493	9,354	7,424		83,271

Net earnings	$135,729	$(2,355)	$6,212		$139,586

Earnings per share
Basic	$0.73				$0.75
Diluted	$0.71				$0.72
Weighted average shares (in 000s)
Basic	135,664		986	(m)	136,650
Diluted	140,127		1,812	(m)	141,939

For the year ended December 31, 2017:

	Seaspan	GCI	Pro Forma Adjustments		Pro Forma Consolidated
Statements of operations data (in thousands of dollars, except share and per share data):
Revenue	$831,324	$188,355	$(8,619)	(a)(b)(c)	$1,011,060
Operating expenses:
Ship operating	183,916	35,699	(4,447)	(a)	215,168
Cost of services, supervision fees	1,300	—	(1,300)	(a)	—
Depreciation and amortization	199,938	48,952	(6,169)	(d)(e)	242,721
General and administrative	40,091	3,196	—		43,287
Operating leases	115,544	—	—		115,544
Gain on disposals	(13,604)	—	—		(13,604)
Expenses related to customer bankruptcy	1,013	351	—		1,364

	528,198	88,198	(11,916)		604,480

Operating earnings	303,126	100,157	3,297		406,580
Other expenses (income)
Interest expense and amortization of deferred financing fees	116,389	48,073	23,958	(g)(h)(i)	188,420
Interest income	(4,558)	—	2,677	(a)	(1,881)
Undrawn credit facility fees	2,173	—	—		2,173
Refinancing expenses	—	587	—		587
Change in fair value of financial instruments	12,631	(169)	—		12,462
Equity income on investment	(5,835)	—	5,835	(k)	—
Other expenses	7,089	—	—		7,089

	127,889	48,491	32,470		208,850

Net earnings before income taxes	175,237	51,666	(29,173)		197,730
Income tax expense	—	417	(367)	(l)	50

Net earnings	$175,237	$51,249	$(28,806)		$197,680

Earnings per share
Basic	$0.94				$1.06
Diluted	$0.94				$1.04
Weighted average shares (in 000s)
Basic	117,524		2,515	(m)	120,039
Diluted	117,605		5,142	(m)	122,747

(a)	Reflects adjustments to eliminate intercompany accounts between us and GCI as follows:

	January 1, 2018— March 13, 2018	Year ended December 31, 2017
Ship management revenue	$864	$4,447
Construction fee revenue	—	1,300
Interest income	427	2,677

(b)

Reflects the amortization of intangible assets and liabilities related to the acquired time charters of $0.9 million (year ended December 31, 2017 – $4.6 million) which is recorded as a reduction of revenue. The fair value of intangible assets and liabilities related to time charters is amortized on a straight-line basis over the remaining term of the time charters ranging from one to nine years. Amortization commences upon commencement of the related time charter.
(c)

Reflects the elimination of amortization of other assets of $0.4 million (year ended December 31, 2017 – $1.7 million) which is recorded as an increase in revenue as GCI’s other assets were assigned a fair value of nil. In GCI’s historical financial statements the amortization of other assets was recorded as a decrease in revenue.

(d)

Reflects the reduction in depreciation expense of the acquired vessels of $1.4 million (year ended December 31, 2017 – $6.8 million). The adjustment of vessel carrying value to fair market value of $217.8 million is depreciated on a straight-line basis over the remaining useful life of each vessel ranging between 26 to 30 years. Depreciation commences upon delivery of the related vessel.

(e)	Reflects an increase in depreciation expense of $0.2 million (year ended December 31, 2017 – $0.7 million) to adjust salvage values used in the calculation of depreciation to conform with our policy.
(f)

Represents the payment of transaction costs of GCI of $13.0 million (year ended December 31, 2017 – nil), all of which were paid in cash on closing and that are non-recurring transaction costs directly related to the GCI Acquisition.

(g)	Reflects an increase in interest expense of $0.1 million (year ended December 31, 2017 – $0.6 million) related to the amortization of the fair value adjustment of $2.8 million to long-term debt.
(h)

Reflects an increase in interest expense and amortization of deferred financing fees of $4.0 million (year ended December 31, 2017 – $27.2 million) to reflect the interest expense and amortization of deferred financing fees associated with the following debt and warrants to finance the GCI Acquisition:

i.

The issuance to Fairfax, in a private placement, of $250.0 million aggregate principal amount of Fairfax Notes and warrants (“Fairfax Warrants”) to purchase 38,461,539 of our Class A common shares for an aggregate issue price of $250.0 million.

ii.	The secured term loan facility for $100.0 million which bears interest at LIBOR plus a margin.
(i)	Reflects the elimination of amortization of deferred financing fees of $0.7 million (year ended December 31, 2017 – $3.8 million) as GCI’s deferred financing fees were assigned a fair value of nil.
(j)	Reflects the acquisition-related gain on an intercompany contract settlement that is a non-recurring transaction that is directly related to the GCI Acquisition.
(k)	Reflects the elimination of our equity income on investment in GCI.
(l)	Reflects the elimination of certain of GCI’s tax expense to conform with our tax status.

(m)	Earnings per share:

	Six Months ended June 30, 2018			Year ended December 31, 2017
	Earnings (Numerator)	Shares (denominator)	Per Share Amount	Earnings (Numerator)	Shares (denominator)	Per Share Amount
Net earnings	$139,586			$197,680
Less:
Preferred share dividends	(36,568)			(64,476)
Additional preferred share dividends related to Series D preferred shares considered outstanding from January 1, 2017	—			(3,948)
Additional accretion of puttable preferred shares	(464)			(1,884)

Basic EPS:
Earnings attributable to common shareholders	$102,554	136,650,310	$0.75	$127,372	120,038,996	$1.06
Effect of dilutive securities:
Share-based compensation	—	301,000		—	81,400
Fairfax Warrants considered outstanding from January 1, 2017	—	4,987,553		—	2,626,399

Diluted EPS:
Earnings attributable to common shareholders	$102,554	141,938,863	$0.72	$127,372	122,746,795	$1.04

RISK FACTORS

Any investment in our Series I Preferred Shares involves a high degree of risk. You should consider carefully the information contained in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein, including the risks discussed under the caption “Risk Factors” in our 2017 Annual Report and any subsequent updates described in our Reports on Form 6-K, before making an investment in our Series I Preferred Shares. If any of these risks were to occur, our business, financial condition or operating results could be harmed, which may reduce our ability to pay dividends on or redeem, and lower the trading price of, our Series I Preferred Shares. You may lose all or part of your investment. In addition, we are subject to the following risks and uncertainties:

Risks of Investing in our Series I Preferred Shares

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series I Preferred Shares following the payment of expenses.

Although dividends on the Series I Preferred Shares will be cumulative, our board of directors must approve the actual payment of the dividends. We will pay quarterly dividends on our Series I Preferred Shares from funds legally available for such purpose when, as and if declared by our board of directors. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay any or all accumulated dividends. Our board of directors could do so for any reason. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our Series I Preferred Shares. The amount of dividends we can pay or the amount we can use to redeem Series I Preferred Shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	the rates we obtain from our charters or recharters and the ability of our customers to perform their obligations under their time charters;

•	the level of our operating costs;

•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of any future new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•

the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business, including but not limited to capital expenditures to comply with such regulations and standards;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service and refinance our current and future indebtedness;

•	our ability to raise additional debt and equity to satisfy our capital needs;

•	dividend and redemption payments or obligations applicable to other senior or parity equity securities; and

•

our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us, and our ability to receive funds under existing subscription agreements and the ability of our counterparties to perform their obligations under those agreements.

The amount of cash we will have available for dividends on or to redeem our Series I Preferred Shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends or to redeem our Series I Preferred Shares also depends on many factors, including, among others:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•

restrictions under our existing or future credit and lease facilities or our existing or future debt securities, including existing restrictions on our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default;

•	the amount of any reserves established by our board of directors; and

•

restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (i.e., retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net earnings or loss for the period, which is affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net earnings.

The Series I Preferred Shares represent perpetual equity interests.

The Series I Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series I Preferred Shares may be required to bear the financial risks of an investment in the Series I Preferred Shares for an indefinite period of time. In addition, the Series I Preferred Shares will rank junior to all our indebtedness and other liabilities, and to any senior equity securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series I Preferred Shares are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. In addition, the lack of a fixed redemption date for the Series I Preferred Shares will increase your reliance on the secondary market for liquidity purposes.

The Series I Preferred Shares are a new issuance of securities with no established trading market. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market absent redemption by us. We intend to apply to list the Series I Preferred Shares on the NYSE, but there can be no assurance that the NYSE will accept the Series I Preferred Shares for listing. Even if the Series I Preferred Shares are approved for listing by the NYSE, an active trading market on the NYSE for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares of Series I Preferred Shares could be adversely affected and your ability to transfer your shares will be limited. If an active trading market does develop on the NYSE, our Series I Preferred Shares may trade at prices lower than the offering price. The trading price of our Series I Preferred Shares will depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

The Series I Preferred Shares have not been rated, and ratings of any other of our securities may affect the trading price of the Series I Preferred Shares.

We have not sought to obtain a rating for the Series I Preferred Shares, and the shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series I Preferred Shares or that we may elect to obtain a rating of our Series I Preferred Shares in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series I Preferred Shares in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn (or if ratings for such other securities would imply a lower relative value for the Series I Preferred Shares), could adversely affect the market for, or the market value of, the Series I Preferred Shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series I Preferred Shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series I Preferred Shares may not reflect all risks related to us and our business, or the structure or market value of the Series I Preferred Shares.

The historical levels of three-month LIBOR are not an indication of the future levels of three-month LIBOR.

From and including October 30, 2023 the dividend rate for the Series I Preferred Shares will be determined based on three-month LIBOR. In the past, the level of three-month LIBOR has experienced significant fluctuations. Historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the floating rate period, and you should not take the historical levels of three-month LIBOR as an indication of its future performance.

Although the actual three-month LIBOR on a Dividend Payment Date or at other times during a Dividend Period (as defined herein) may be higher than the three-month LIBOR on the applicable Dividend Determination Date (as defined herein), you will not benefit from the three-month LIBOR at any time other than on the Dividend Determination Date for such Dividend Period. As a result, changes in the three-month LIBOR may not result in a comparable change in the market value of the Series I Preferred Shares on or after October 30, 2023.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of and return on the Series I Preferred Shares. LIBOR is the subject of recent national and international regulatory guidance and proposals for reform.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere, which may adversely affect the trading market for LIBOR based securities, including the Series I Preferred Shares, or result in the phasing out of LIBOR as a reference rate for securities. In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in reported LIBOR rates. If that were to occur, the level of dividends during the floating rate period would be affected and the value of the Series I Preferred Shares may be materially affected.

Further, if a three-month LIBOR rate is not available on the Dividend Determination Date, the terms of the Series I Preferred Shares will require alternative determination procedures which may result in a dividend rate differing from expectations and could materially affect the value of the Series I Preferred Shares. If a three-month LIBOR rate is unavailable, the dividend rate on the Series I Preferred Shares will be determined as set forth under “Description of Series I Preferred Shares—Dividend Rate.”

Our Series I Preferred Shares will be subordinate to our debt and lease obligations, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series I Preferred Shares, and by other transactions.

Our Series I Preferred Shares will be subordinate to all of our existing and future long-term debt and lease obligations. As of June 30, 2018, we had outstanding debt and lease obligations of approximately $4.6 billion. In addition to the Series I Preferred Shares and the Second Fairfax Investment (as defined below), we have been actively pursuing other sources of financing, including debt financing. Our existing debt restricts, and our future long-term debt may include restrictions on, our ability to pay dividends to preferred shareholders. Our articles of incorporation currently authorize the issuance of up to 150 million preferred shares in one or more classes or series. The issuance of additional preferred shares on a parity with or senior to our Series I Preferred Shares would dilute the interests of the holders of our Series I Preferred Shares, and any issuance of preferred shares senior to or on a parity with our Series I Preferred Shares or of additional long-term debt could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series I Preferred Shares. No provisions relating to our Series I Preferred Shares protect the holders of our Series I Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series I Preferred Shares.

The Series I Preferred Shares will rank junior to any Senior Securities and pari passu with our Series D, Series E, Series G and Series H preferred shares.

Our Series I Preferred Shares will rank junior to any Senior Securities and pari passu with our existing Series D, Series E, Series G and Series H preferred shares and any other class or series of capital stock established after the original issue date of the Series I Preferred Shares that is not expressly subordinated or senior to the Series I Preferred Shares as to the payment of dividends and amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Series I Preferred Shares and any parity securities are paid, any partial payment shall be made pro rata with respect to shares of Series I Preferred Shares and any parity securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time.

Market interest rates may adversely affect the value of our Series I Preferred Shares.

One of the factors that will influence the price of our Series I Preferred Shares is the dividend yield on the Series I Preferred Shares (as a percentage of the price of our Series I Preferred Shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series I Preferred Shares to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series I Preferred Shares to decrease.

The Series I Preferred Shares are redeemable at our option.

We may, at our option, redeem some or all of the Series I Preferred Shares on or after October 30, 2023, to the extent we have funds legally available for such purpose. If we redeem your Series I Preferred Shares, you will be entitled to receive a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Series I Preferred Shares had the shares not been redeemed.

The amount of your liquidation preference is fixed and you will have no right to receive any greater payment.

The payment due upon liquidation is fixed at the liquidation preference of $25.00 per Series I Preferred Share, plus an amount equal to all accumulated and unpaid dividends thereon to the date of liquidation, whether or not declared. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. In addition, if the market price of your Series I Preferred Shares is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

As a holder of Series I Preferred Shares you will have extremely limited voting rights.

Your voting rights as a holder of Series I Preferred Shares will be extremely limited and will be the same as those voting rights conferred upon a holder of Series D, Series E, Series G or Series H preferred shares. Our common shares are the only class and series of our capital stock carrying full voting rights. Holders of the Series I Preferred Shares generally will have no voting rights. However, in the event that six quarterly dividends, whether consecutive or not, payable on Series I Preferred Shares or other parity securities (including the Series D, Series E, Series G and Series H preferred shares) are in arrears, the holders of Series I Preferred Shares will have the right, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable (including holders of our Series D, Series E, Series G and Series H preferred shares), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors has already been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series I Preferred Shares voted as a class for the election of such director). The right of such holders of Series I Preferred Shares to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series I Preferred Shares have been paid in full. Certain other limited protective voting rights are described in this prospectus under “Description of Series I Preferred Shares—Voting Rights.”

Our ability to pay dividends on and to redeem our Series I Preferred Shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on and redeem our Series I Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series I Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Risks Inherent in Our Business

The financial statements incorporated by reference in this prospectus have been prepared assuming that we will continue as a going concern.

The financial statements incorporated by reference in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. As of June 30, 2018, we had a working capital deficiency of $532.6 million which includes $337.9 million of senior unsecured notes maturing in April 2019. The working capital deficiency may increase in future periods because of the reclassification of the Fairfax Notes from long-term liabilities to current liabilities as a result of the put right in the Fairfax Notes that is described in the notes to our consolidated financial statements for the three and six months ended June 30, 2018. Upon funding of the 2026 Notes expected in January 2019 (subject to customary closing conditions), the 2026 Notes will also be classified as a current liability. Our working capital deficiency indicates that a material uncertainty exists that casts substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern and repay our liabilities is dependent on our ability to generate profitable business operations in the future and/or obtain financing to meet our obligations, including financing through previously disclosed investments by Fairfax and in the capital markets to the extent available.

We have identified a material weakness in our internal controls over financial reporting and cannot assure you that management will be able to remediate the material weakness in a timely manner.

During the preparation of the interim financial statements for the quarter ended June 30, 2018, the Company’s management identified a material weakness in our internal controls over financial reporting relating to the timely recording of dividends declared and approved by our board of directors, which resulted in a $35.6 million understatement of current liabilities and deficit in our earnings press release dated August 1, 2018. For additional information, please read “Part I – Financial Information—Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures” in our Report on Form 6-K furnished to the SEC on August 6, 2018.

Although management has already initiated compensating controls, is assessing the root cause and will be enhancing and revising the design of existing controls and procedures related to dividend transactions, there can be no assurance that management will be able to remediate the material weakness in a timely manner, which could adversely affect our business and the timeliness and accuracy of our financial reporting. Material weaknesses in internal controls over financial reporting could also cause investors to lose confidence in our publicly reported consolidated financial statements, which could have an adverse effect on the trading price of our securities and our ability to raise capital.

The business and activity levels of many of our customers, shipyards and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the industry, credit markets or other negative developments.

Our current vessels are primarily chartered to customers under long-term time charters and payments to us under those charters account for the majority of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. An over-supply of containership capacity and historically low freight rates resulted in many liner companies (including some of our customers) incurring losses in 2016. During the financial and economic crises, commencing in 2007 and 2008, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from low freight rates, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduces the ability of our customers to make charter payments to us. Any recurrence of significant financial and economic disruption, or any other negative developments affecting our customers generally or specifically (such as the bankruptcy of a customer, decline in global trade, industry over-capacity of containerships, low freight rates, asset write-downs and incurring losses) could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

Similarly, the shipbuilders with whom we have contracted to, and may in the future contract to, construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under future shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this may harm our business, results of operations and financial condition.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at June 30, 2018, the number of vessels in our operating fleet that were chartered to our then 16 customers and the percentage of our total revenue attributable to the charters with such customers for the six months ended June 30, 2018:

CUSTOMER	NUMBER OF VESSELS IN OUR OPERATING FLEET CHARTERED TO SUCH CUSTOMER	PERCENTAGE OF TOTAL REVENUE FOR THE SIX MONTHS ENDED JUNE 30, 2018
COSCON(1)(2)	28	32.9%
CSCL Asia(1)	10	7.0%
Yang Ming Marine	16	20.9%
MOL(3)	14	15.0%
K-Line(3)	7	7.5%
Maersk	7	5.2%
Other	30	11.5%

	112	100.0%

(1)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses on March 1, 2016.
(2)	Includes vessels chartered to COSCON, COSCO Mercury, COSCO Europe and COSCO New Golden Sea.
(3)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, Ocean Network Express Pte. Ltd.

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. As the long-term charters terminate, an increasing number of our vessels have been fixed on short-term charters at prevailing spot market rates, which are substantially lower than the rates on our existing long-term charters. In addition, as liner companies (including our existing customers) consolidate through merger, joint ventures or alliances, our risk relative to the concentration of our customers may increase and they may also seek to renegotiate the rates payable for the remaining terms of their charters. The loss of any of these long-term charters, the increase in number of vessel on short-term charters or any material decrease in payments thereunder could materially harm our business, results of operations and financial condition.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability (including bankruptcy), disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or

•

the customer exercises certain limited rights to terminate the charter, including (a) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (b) under some charters if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding is delayed for a prolonged period.

Any recurrence of significant financial and economic disruptions could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations and financial condition.

Charter party-related defaults under certain of our secured credit or capital lease facilities or our operating leases could permit the financiers to accelerate outstanding obligations under and terminate the facilities, or terminate the operating leases and subject us to termination penalties.

Most of our vessel financing credit facilities and capital lease facilities, as well as our operating leases, are secured by, among other things, the charter parties for the applicable vessels and contain default provisions relating to such charter parties. The prolonged failure of the charterer to fully pay under the charter party or the termination or repudiation of the charter party without our entering into a replacement charter contract within a specified period of time constitute an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities, notes and capital and operating lease arrangements.

We have financed a substantial portion of our fleet and acquisitions with indebtedness incurred under our existing credit facilities, our notes, as well as capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our notes and capital and vessel operating lease arrangements, both prior to and at maturity, including as of June 30, 2018 and including the assumption of debt in connection with the acquisition of GCI, of approximately $320.9 million in 2018 and an additional $5.4 billion through 2027. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

If we are not able to refinance outstanding amounts at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our securities, our credit facilities, our notes and capital and operating lease arrangements or may require us to delay certain business activities or capital expenditures or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our credit facilities, notes or capital or operating lease arrangements with cash flow from operations, we may have to seek to restructure our indebtedness and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt or lease obligations, or if we otherwise default under our credit facilities, notes or capital or operating lease arrangements, the holders of such debt or lessors could declare all outstanding indebtedness to be immediately due and payable and in the case of (i) our credit facilities and capital or operating lease arrangements, foreclose on the vessels securing such indebtedness and (ii) the Fairfax Notes, foreclose on the equity of GCI, which entity is an intermediate holding company that owns the equity of a number of our indirect vessel owning subsidiaries. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument. If we are unable to repay outstanding borrowings when due, holders of our secured debt also have the right to proceed against the collateral granted to them that secures the indebtedness. The market values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of June 30, 2018, we had $3.9 billion in aggregate principal amount of debt outstanding under our credit facilities and notes, and capital lease obligations of approximately $672.5 million.

On March 13, 2018, we also entered into a subscription agreement with Fairfax for an additional investment of $250.0 million aggregate principal amount of 2026 Notes to be issued in January 2019 in a private placement with Fairfax, subject to customary closing conditions.

In addition to the Series I Preferred Shares and the Second Fairfax Investment, we have been actively pursuing other sources of financing, including debt financing.

Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Over time, containership values and charter rates may fluctuate substantially, which could adversely affect our results of operations, our ability to access or raise capital or our ability to pay interest or principal on our notes or dividends on our shares.

Containership values can fluctuate substantially over time due to a number of different factors, including, among others:

•	prevailing economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade;

•	increases or decreases in containership capacity; and

•

the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. As of August 20, 2018, we had no vessels off-charter and 31 vessels on short-term charter. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities, our notes and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities or our notes. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay obligations under our notes or dividends on our equity securities.

In the past we have recognized, and in the future we may be required to recognize, significant impairment charges.

We are required to review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. Examples of such events or changes in circumstances related to our long-lived assets include:

•	a significant decrease in the market price of the asset;

•	a significant adverse change in the extent or manner in which the asset is being used or in its physical condition;

•	a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a regulator;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;

•

a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset’s use; or

•	a current expectation that, more likely than not the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate.

The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. During the year ended December 31, 2016, we recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use, consisting of four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels. The amount, if any, and timing of any impairment charges we may recognize in the future (which could occur in fiscal 2018) will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels. Any future impairment charges may be material and would harm our earnings and net asset values. Please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates—Impairment of Long-lived Assets” in our 2017 Annual Report.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of August 1, 2018, newbuilding containerships with an aggregate capacity of 2.8 million TEUs, representing approximately 12.5% of the total worldwide containership fleet capacity as of that date, were under construction, and the global containership fleet is expected to grow over the next two years, based on various estimates. Containership throughput growth exceeded global fleet capacity growth in 2017; however, if containership throughput growth were to drop below the forecast level of fleet capacity growth, it may lead to a reduction in charter hire rates for containership vessels. If such a reduction occurs or exists when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, we may only be able to re-charter our containerships at unprofitable rates, if at all.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels. As a result, our cash flow may be subject to instability in the long-term.

A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a long-term fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds available to cover our financing costs for related vessels. In recent years, the rates in the short-term or spot market have been lower than the rates we have obtained under our long-term, fixed-rate charters due to oversupply. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

As a result of these changes, in the future we may be more active in the short-term or spot market, which could possibly involve purchasing existing ships on short-term charters or without charters. This may result in additional variability in our cash flow and earnings.

Our ability to obtain additional financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive rates, if at all, could harm our business, results of operations and financial condition.

We may be required to make substantial capital expenditures to complete the acquisition of future businesses or assets, which may result in increased financial leverage or dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.

We have increased, and intend to further grow, the size of our business over time through acquisitions. We are regularly evaluating opportunities within the containership sector, as well as in the broader maritime and industrial transportation sectors and other sectors, and the acquisition of future businesses or assets will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay obligations under our notes, dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into acquisition contracts, our ability to obtain new financing for such acquisitions may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet including, among other things, to meet future environmental regulatory standards. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term, our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay interest and principal on our notes, pay dividends on our equity securities or redeem our preferred shares.

Following its recent investment in us, Fairfax will have significant influence over our policies and business.

On February 14, 2018, we issued to Fairfax, in a private placement, $250.0 million aggregate principal amount of Fairfax Notes, and 38,461,539 warrants, each exercisable for one share of our Class A common shares at an exercise price of $6.50 per share. On July 16, 2018, Fairfax exercised such warrants. For additional information about this private placement, please read our Reports on Form 6-K furnished to the SEC on February 15, 2018, February 22, 2018 and May 31, 2018.

On March 13, 2018, we and Fairfax entered into a subscription agreement pursuant to which we agreed to sell, and Fairfax agreed to purchase, $250.0 million aggregate principal amount of 2026 Notes and warrants to purchase 38,461,539 Class A common shares of the Company, par value of $0.01 per share, for an aggregate purchase price of $250.0 million (the “Second Fairfax Investment”). The Second Fairfax Investment will be funded, and the warrants issued, in January 2019, subject to customary closing conditions. For additional information about the Second Fairfax Investment, please read our Report on Form 6-K furnished to the SEC on March 14, 2018.

On July 16, 2018, we issued to Fairfax 25,000,000 warrants, each exercisable for one share of our Class A common shares at an exercise price of $8.05 per share (subject to customary adjustments). These warrants are exercisable at any time prior to July 16, 2025. For additional information about these warrants, please read our Report on Form 6-K furnished to the SEC on July 16, 2018.

If the 25,000,000 warrants that were issued to Fairfax in July 2018 and the 38,461,539 warrants to be issued to Fairfax in January 2019 were outstanding and exercised in full, as of June 30, 2018, Fairfax’s shareholdings, including shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 42.9% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax.

The indenture relating to the Fairfax Notes provides that Fairfax will have the right to designate (i) two members of our board of directors if at least $125.0 million aggregate principal amount of the Fairfax Notes remains outstanding or (ii) one member of the board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the Fairfax Notes remains outstanding. The combination of Fairfax’s board representation and positions as a significant debt and equity holder will give it significant influence over our policies and business, and Fairfax’s objectives may conflict with those of other security holders and stakeholders of us.

Restrictive covenants in our financing and lease arrangements, our notes and our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such financing and lease arrangements and our ability to pay dividends on or redeem our preferred shares.

To borrow funds under our existing debt facilities and capital and operating lease arrangements, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities and capital and operating lease arrangements and the Fairfax Notes from incurring total borrowings in an amount greater than 65% of our total assets as defined in the agreement and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit facilities and capital and operating lease arrangements and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are unable to satisfy the requirements in our credit facilities and capital and operating lease arrangements, we may be unable to borrow additional funds under the facilities and lease arrangements. If we are not in compliance with specified financial ratios or other requirements in our credit facilities, notes or lease arrangements, we may be in breach, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities, notes and lease arrangements if we experience a change of control. These events may result in financial penalties to us under our leases.

Our credit and capital lease facilities, notes and our operating leases, impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•

pay dividends if an event of default has occurred and is continuing under one of our credit facilities and capital and operating lease arrangements or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;

•	create liens on certain of our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan or lease arrangements; or

•	merge or consolidate with, or transfer all or substantially all our assets to, another person.

In addition, our ability to pay a cash dividend on our common shares that is greater than $0.50 per share annually, when aggregated with all other cash dividends paid per share of our common shares in the preceding 360 days, may be limited under a restricted payments basket included in the indenture governing the Fairfax Notes.

Accordingly, we may need to seek consent from our lenders, lessors or holders of our notes in order to engage in some corporate actions. The interests of our lenders, lessors and note holders may be different from ours, and we may be unable to obtain our lenders’, lessors’ or note holders’ consent when and if needed. In addition, we are subject to covenants for our preferred shares. If we do not comply with the restrictions and covenants in our credit facilities, capital and operating lease arrangements, our notes or in our preferred shares, our business, results of operations and financial condition and ability to pay dividends on or redeem our preferred shares will be harmed.

Future disruptions in global financial markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

Global financial markets and economic conditions were disrupted and volatile following the events of 2007 and 2008. During this time, the debt and equity capital markets became exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. While markets have stabilized since this time, if global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations and financial condition.

We generally incur borrowings to fund, in part, installment payments under shipbuilding contracts. If any future newbuilding vessels are not delivered as contemplated, we may be required to repay all or a portion of the amounts we borrow.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 24 months. For newbuilding orders, we are required to make payment installments prior to a final installment payment, which final installment payment historically has been approximately 50-80% of the total vessel purchase price. We typically enter into long-term financing to partially fund the construction of our newbuilding vessels. We are required to make these installment payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If for any future newbuilding orders, a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of any related credit facility. Such an outcome could harm our business, results of operations and financial condition.

Our growth depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates have fluctuated significantly during the last few years, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments; and

•	currency exchange rates.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are idle; and

•	port and canal infrastructure and congestion.

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire, we may not be able to re-charter our vessels at profitable rates or at all, which would harm our results of operations. The same issues will exist if we acquire additional vessels and seek to charter them under short-term or long-term time charter arrangements as part of our growth strategy.

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions may harm our business, results of operation, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Our growth strategy includes selectively acquiring businesses and assets as market conditions allow. We will consider opportunities within the containership sector as well as a breadth of opportunities in the broader maritime and industrial transportation sectors and other sectors. Factors that may limit the number of acquisition or investment opportunities include the ability to access capital to fund such transactions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of, or investment in, a business or asset may not be profitable to us at or after the time we acquire or make such acquisition or investment and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable to hire, train or retain qualified personnel to manage and operate our growing business;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	increase our leverage or dilute existing shareholders to the extent we fund any acquisitions through the assumption or incurrence of indebtedness or the issuance of equity securities;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or assets acquired;

•	have difficulties achieving internal controls effectiveness and integrating an acquired business into our internal controls framework;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations and other payment obligations related to our securities.

We may seek acquisition or investment opportunities outside of the containership sector, which may or may not be outside of our management’s area of expertise.

We will consider acquisition or investment opportunities outside of the containership sector (which sectors may or may not be outside our management’s areas of expertise) if an acquisition or investment opportunity is presented to us and we determine that it is attractive for our company. Although our management will endeavor to evaluate the risks inherent in any particular acquisition or investment opportunity we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable to investors than a direct investment, if an opportunity were available, in an acquisition or investment opportunity.

Our continuing compliance with the requirements of the Sarbanes-Oxley Act of 2002 will depend, in part, on our ability to integrate effectively the internal controls and procedures of GCI with our own.

In connection with the GCI Acquisition, we may be required to assess and make any necessary adjustments to GCI’s internal controls and procedures in order to maintain the overall effectiveness of our internal controls and procedures, to ensure that we continue to deliver accurate and timely financial information and to ensure ongoing compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We have not yet completed our evaluation of GCI’s internal controls. Our failure to accomplish this on a timely basis or at all could compromise our compliance with the Sarbanes-Oxley Act of 2002 and the timeliness and accuracy of our financial reporting, which could reduce investor confidence in our publicly reported consolidated financial statements.

A significant number of our vessels are chartered to Chinese customers and certain of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations and financial condition.

As of June 30, 2018, a total of 38 of the 112 vessels in our current fleet were chartered to Chinese customers and our revenues in 2018 from Chinese customers represented 39.8% of our total revenue in the first half of 2018. Our vessels that are chartered to Chinese customers are, and any of our future newbuilding vessels that are constructed in China will be, subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

If we are required to commence legal proceedings against a lender, a customer or a charter guarantor based in China with respect to the provisions of a credit facility, a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the current U.S. administration recently proposed tariffs on a variety of products exported by China. China has responded in kind which has resulted in further proposals by the current administration to impose tariffs on other Chinese products. In addition, the current U.S. administration has stated that it may seek to implement more protective trade measures not just with respect to China but with respect to other countries in the Asia Pacific region as well. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, which has increased the demand for shipping. The President of the United States has indicated the United States may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant global economic downturn or increase in protectionist trade policies, both of which would likely lead to a reduction in global trade and demand for containerships.

The global economy experienced disruption and volatility following adverse changes in global capital markets commencing in 2007 and 2008. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, results of operations and financial condition.

Our growth and our ability to re-charter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional fixed-rate charters for such ships, and to re-charter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The process of obtaining new charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months in regard to newbuilding containerships. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own or leased fleets. Some of our competitors have significantly greater financial resources than we do and may be able to offer better charter rates. Some of our competitors have entered into joint ventures to charter their containerships, and may be able to better satisfy customer demands. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

The U.S. accounting standard-setting organization has issued its new standard on leases which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities. This new standard will become effective for fiscal years beginning after December 15, 2018.

Under the charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

Under most of our charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. We may not receive any revenue from that vessel, but may be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition.

Risks inherent in the operation of ocean-going vessels could harm our reputation, business, results of operation and financial condition.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business, results of operations and financial condition.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia and, in recent years, certain locations off of the West Coast of Africa. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Disruptions and security threats to our technology systems could negatively impact our business.

In the ordinary course of business, we rely on the security of information and operational technology systems, including those of our business partners and other third parties, to manage or support a variety of business activities including operating and navigating our fleet; tracking container contents and delivery; maintaining vessel infrastructure; communicating with personnel, management, customers and business partners; collecting, processing, transmitting and storing electronic information, including personal, employee, business, financial and operational data; facilitating business and financial transactions; and providing services to our customers. A cyber-attack on us, or our business partners, could significantly disrupt these and other commercial activities and business functions resulting in a loss of revenue and customer relationships. For operational technology in particular, a cyber-attack could result in physical damage to assets and infrastructure, injury or loss of life and environmental harm.

Our global technology network faces many threats from criminal hackers and competitors who may use phishing emails, unauthorized network intrusions, electronic communications or portable electronic devices to distribute computer viruses and ransomware, enable fraudulent transactions, or otherwise alter the confidentiality, integrity and availability of our information and information systems. Despite our continuing efforts to secure our technology network infrastructure, protect our critical data and systems, and ensure operational resiliency, cyber-attacks may occur that could have a material impact on our financial performance, reputation and continuous operations. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to enhance and supplement our existing protective measures. A successful cyber-attack could also result in significant costs associated with the investigation and remediation of our technology systems, as well as increased regulatory and legal liability. We have taken steps to manage this risk, including assessing the security of our systems and policies, developing tools that support tracking and monitoring cyber events, and increasing awareness and training of our employees.

Terrorist attacks and international hostilities could harm our business, results of operations and financial condition.

Terrorist attacks and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, Syria, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us, or at all. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to obtain a replacement vessel on a timely basis. Our credit facilities and lease arrangements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard in the shipping industry, may directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations and financial condition.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our business.

International containership traffic is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These inspections can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, customers.

U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology. It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations and financial condition.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations and financial condition. For additional information about the environmental regulations to which we are subject, please read “Business—Environmental and Other Regulations” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed on March 6, 2018.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could harm our business, results of operations and financial condition.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Maritime Organization’s (“IMO”) International Convention for the Safety of Life at Sea (“SOLAS”). In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations and financial condition.

Although we are not currently under contract to purchase any newbuilding containerships, containerships we may order in the future could be delayed, which would delay our receipt of revenue under the charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership charter. The occurrence of any of such events could harm our business, results of operations and financial condition.

The delivery of this containership could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of any of the shipyards;

•	a backlog of orders at any of the shipyards;

•	hostilities, or political or economic disturbances in countries where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the shipyards;

•	the failure of our banks to provide debt financing; or

•	a disruption to the financial markets.

In addition, shipbuilding contracts for our newbuilding containerships typically contain “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations and financial condition.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

Our articles of incorporation currently limit our business to the chartering or re-chartering of containerships to others and other related activities, unless otherwise approved by our board of directors.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

Because each existing and newbuilding vessel in our fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations and financial condition.

Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition could be harmed.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted, which could harm our business, results of operations and financial condition.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations and financial condition.

Exposure to currency exchange rate or interest rate fluctuations may result in fluctuations in our results of operations and financial condition.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis, and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

As of June 30, 2018, we had an aggregate of approximately $3.9 billion outstanding under our credit facilities and our notes, and capital lease obligations of approximately $672.5 million. On March 13, 2018, we also entered into a subscription agreement with Fairfax for an additional investment of $250.0 million aggregate principal amount of 2026 Notes to be issued in January 2019 in a private placement, subject to customary closing conditions. The majority of the credit facilities, capital leases and operating leases are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations may have a negative effect on the results of our operations and financial condition. Please read “Item 3. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” in our Report on Form 6-K furnished to the SEC on August 6, 2018.

Damage to our reputation or industry relationships could harm our business.

Our operational success and our ability to grow depend significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	dispose of vessels on commercially acceptable terms;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

If our ability to do any of the things described above is impaired, it could harm our business, results of operations and financial condition.

As we expand our business or provide services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Since our initial public offering in 2005, we have increased the size of our contracted fleet from 23 to 112 vessels as of August 20, 2018. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties and attempts to improve those systems may be ineffective. In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties and we are unable to grow our financial and operating systems or recruit suitable employees, our business, results of operations and financial condition may be harmed.

We may experience disruption as a result of the recent and pending departures of a number of members of our senior management.

We have recently experienced a number of changes in our senior management.

•

Our former chief executive officer, Gerry Wang, retired on November 3, 2017 and formally ceased employment on December 31, 2017. Our new president and chief executive officer, Bing Chen, commenced employment in January 2018.

•

Our former chief financial officer, Mr. David Spivak, terminated his employment with us effective June 29, 2018 to pursue other opportunities. Our new chief financial officer, Mr. Ryan Courson, took title on May 6, 2018.

•	Our former general counsel and chief operating officer, Mark Chu, terminated his employment with us effective August 31, 2018 to pursue other opportunities.

We depend on our key personnel and may have difficulty attracting and retaining skilled employees.

Our future success depends to a significant extent upon our ability to identify, hire, develop, motivate and retain key personnel, including our senior management and skilled employees. Competition for highly-qualified professionals is intense. If key employees depart, it could prevent or delay the implementation and completion of our strategic objectives, divert management’s attention to seek certain qualified replacements or adversely affect our ability to manage our business effectively and, as a result, our business, results of operations and financial condition may be adversely affected.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Several provisions of our articles of incorporation and our bylaws could make it more difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restricting business combinations with interested shareholders.

These anti-takeover provisions could substantially impede a potential change in control and, as a result, may adversely affect the market price of our securities.

Substantial future sales of our preferred or common shares in the public market could cause the price of such shares to fall.

The market price of our preferred and common shares could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future share offerings. In connection with our initial public offering, our entry into employment or services agreements with our former chief executive officer, Gerry Wang, and an affiliate of one of our former directors, Graham Porter, our acquisition of Seaspan Management Services Limited and our July 2018 private placement with Fairfax of warrants to purchase up to 25,000,000 common shares, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares and preferred shares. These shareholders have the right, subject to certain conditions, to require us to file registration statements covering the sale by them of such common shares or preferred shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable. By exercising their registration rights and selling a large number of common shares or preferred shares, these shareholders could cause the price of our common shares or preferred shares to decline.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Marshall Islands, our principal executive offices are located outside of the United States, a majority of our directors and officers reside outside of the United States, and we conduct operations in countries around the world. In addition, all of our assets and a substantial portion of the assets of our directors, officers and experts are located outside of the United States, and we have no operations in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Company,” “Material United States Income Tax Considerations” and “Material Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our shares.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (“PFIC”), for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income” or (b) at least 50% of the average value of the corporation’s assets is attributable to assets that produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the Internal Revenue Service, or IRS, stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below) held shares, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Material United States Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, Canada and Hong Kong, which would reduce our earnings and potentially cause certain shareholders to be subject to tax in such jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada and Hong Kong, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption. Please read “Business —Taxation of the Company,” “Material United States Income Tax Considerations” and “Material Non-United States Tax Considerations.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Business —Taxation of the Company” and “Material Non-United States Tax Considerations.”

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in the prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this prospectus. These statements include, among others, statements about:

•	future growth prospects and ability to expand our business;

•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments;

•	the future valuation of our vessels and goodwill;

•	potential acquisitions, vessel financing arrangements and other investments, and our expected risks and benefits from such transactions;

•	future time charters and vessel deliveries, including future long-term charters for certain existing vessels;

•

estimated future capital expenditures needed to preserve the operating capacity of our fleet including, our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	availability of crew, number of off-hire days and dry-docking requirements;

•	general market conditions and shipping market trends, including charter rates, increased technological innovation in competing vessels and other factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow and repay funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to meet our current liabilities as they come due;

•	our ability to remediate any existing material weaknesses in our internal controls over financing reporting;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	the introduction of new accounting rules for leasing and exposure to currency exchange rates and interest rate fluctuations;

•	conditions inherent in the operation of ocean-going vessels, including acts of piracy;

•	acts of terrorism or government requisition our containership during periods of war or emergency;

•	adequacy of our insurance to cover losses that result from the inherent operational risks of the shipping industry;

•	lack of diversity in our operations and in the type of vessels in our fleet;

•	conditions in the public equity market and the price of our shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	compliance with and changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	our continued ability to meet specified restrictive covenants and other conditions in our financing and lease arrangements, our notes and our preferred shares;

•

any economic downturn in the global financial markets and export trade and increase in trade protectionism and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	the recent departures of our former chief executive officer, chief financial officer and general counsel and chief operating officer and the ability to retain key employees in the future;

•

some of our directors and investors may have separate interests which may conflict with those of our shareholders and they may be difficult to replace given the anti-takeover provisions in our organizational documents;

•	taxation of our Company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	the ability to bring claims in China and Marshall Island, where the legal systems are not well-developed;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities.

USE OF PROCEEDS

We will receive net proceeds of approximately $            million (or approximately $            million if the underwriters exercise in full their option to purchase additional shares to cover over-allotments), after deducting underwriting discounts and estimated offering expenses, from the issuance of the Series I Preferred Shares in this offering. We intend to use the net proceeds from this offering for general corporate purposes, which may include funding acquisitions, debt repayments and redeeming certain of our existing preferred shares.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to (a) fixed charges and (b) fixed charges and preference dividends for the periods presented:

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016		2015	2014	2013
Ratio of earnings to fixed charges(1)	2.2	2.0	—	(2)	2.5	2.1	4.7
Ratio of earnings to fixed charges and preference dividends(1)	1.7	1.4	—	(2)	1.8	1.5	3.2
Dollar amount (in thousands) of deficiency in earnings to fixed charges	—	—	142,850		—	—	—
Dollar amount (in thousands) of deficiency in earnings to fixed charges and preference dividends	—	—	196,935		—	—	—

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges and to fixed charges and preference dividends:

•

“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and

•

“preference dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate applicable to continuing operations.

The ratios of earnings to fixed charges and to fixed charges and preference dividends are ratios that we are required to present in this prospectus and have been calculated in accordance with Commission rules and regulations. These ratios have no application to our credit and lease facilities and preferred shares and we believe they are not ratios generally used by investors to evaluate our overall operating performance.

(2)	The ratio of earnings to fixed charges or to fixed charges and preference dividends for this period was less than 1.0X.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of June 30, 2018:

•	on an actual basis; and

•	on an as adjusted basis, to give effect to this offering and the application of the net proceeds therefrom. Please read “Use of Proceeds.”

The information in this table should be read in conjunction with the financial statements and the notes thereto incorporated by reference into this prospectus supplement.

	Actual	As Adjusted(1)
(Dollars in thousands)
Cash and cash equivalents	$269,070	$

Long-term debt:
Long-term debt (including current portion)	$3,845,742	$
Long-term obligations under capital lease (including current portion)(2)	663,580
Puttable preferred shares	47,256
Series D preferred shares, $0.01 par value; 1,986,449 shares issued and outstanding
Shareholders’ equity(3)
Share capital
Series D preferred shares, $0.01 par value; 20,000,000 shares authorized; 5,030,864 shares issued and outstanding
Series E preferred shares, $0.01 par value; 15,000,000 shares authorized; 5,415,937 shares issued and outstanding
Series F preferred shares, $0.01 par value; 20,000,000 shares authorized; 5,600,000 shares issued and outstanding(4)
Series G preferred shares, $0.01 par value; 15,000,000 shares authorized; 7,800,800 shares issued and outstanding
Series H preferred shares, $0.01 par value; 15,000,000 shares authorized; 9,025,105 shares issued and outstanding
Series I Preferred Shares, $0.01 par value; shares authorized; nil shares issued and outstanding, actual; shares issued and outstanding, as adjusted
Class A common shares, $0.01 par value; 400,000,000 shares authorized; 137,283,264 shares issued and outstanding	1,702
Treasury shares (Class A common shares)	(371)
Additional paid-in capital	2,862,936
Deficit	(749,752)
Accumulated other comprehensive loss	(23,112)

Total shareholders’ equity	2,091,403

Total capitalization	$6,647,981	$

(1)

As adjusted data reflects our issuance and sale of                Series I Preferred Shares in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase                  additional Series I Preferred Shares in full and after making such related deductions, our as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization would be approximately $                , $                and $                , respectively.

(2)

Debt issuance costs related to a recognized liability, including long-term obligations under capital lease, are presented as a direct deduction from the carrying amount of the debt liability in the consolidated balance sheet. As of June 30, 2018, $25.7 million and $8.9 million have been deducted from the carrying amount of long-term debt and long-term obligations under capital lease, respectively.

(3)

Does not include our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series R preferred shares, Class B common shares and Class C common shares, none of which are issued or outstanding.

(4)	On July 23, 2018, we redeemed all of our outstanding Series F preferred shares for a total of $143.4 million, including accrued dividends.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our selected historical consolidated financial and operating data.

The selected historical consolidated financial data has been prepared on the following basis:

•

The historical consolidated financial data as at December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 10, 2016 and our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 10, 2015.

•

The historical consolidated financial data as at December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 6, 2017 and our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC, on March 6, 2018.

•

The historical consolidated financial data as at and for the six months ended June 30, 2017 and 2018 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Reports on Form 6-K furnished to the SEC on August 1, 2017 and August 6, 2018, respectively.

The following table should be read together with, and is qualified in its entirety by reference to our financial statements and historical predecessor combined financial statements, and the notes thereto incorporated by reference into this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2017	2018
Statements of operations data (in thousands of dollars):
Revenue	$677,090	$717,170	$819,024	$877,905	$831,324	$405,930	$506,438
Operating expenses:
Ship operating	150,105	166,097	193,836	192,327	183,916	90,430	108,315
Cost of services, supervision fees	—	—	1,950	7,390	1,300	—	—
Depreciation and amortization	172,459	181,527	204,862	216,098	199,938	99,744	116,032
General and administrative	34,783	30,462	27,338	32,118	40,091	14,975	16,346
Operating leases	4,388	9,544	40,270	85,910	115,544	54,658	63,523
Loss (gain) on disposals	—	—	—	31,876	(13,604)	—	—
Expenses related to customer bankruptcy	—	—	—	19,732	1,103	1,013	—
Vessel impairments	—	—	—	285,195	—	—	—

Operating earnings	315,355	329,540	350,768	7,259	303,126	145,110	202,222
Other expenses (income):
Interest expense and amortization of deferred financing fees	69,973	98,501	108,693	119,882	116,389	56,729	96,247
Interest income	(2,045)	(10,653)	(11,026)	(8,455)	(4,558)	(2,365)	(1,765)
Undrawn credit facility fee	2,725	3,109	3,100	2,673	2,173	1,265	295
Acquisition-related gain on contract settlement	—	—	—	—	—	—	(2,430)
Refinancing expenses and costs	4,038	70	5,770	1,962	—	—	—

	Year Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2017	2018
Change in fair value of financial instruments(1)	(60,504)	105,694	54,576	29,118	12,631	17,027	(25,249)
Equity (income) loss on investment	670	(256)	(5,107)	(188)	(5,835)	(2,529)	(1,216)
Other (income) expenses	1,470	1,828	(4,629)	1,306	7,089	6,676	611

Net earnings (loss)	$299,028	$131,247	$199,391	$(139,039)	$175,237	$68,307	$135,729

Earnings (loss) per share:
Class A common share, basic	$3.36	$0.80	$1.46	$(1.89)	$0.94	$0.33	$0.73
Class A common share, diluted	2.93	0.79	1.46	(1.89)	0.94	0.33	0.71
Statements of cash flows data (in thousands of dollars):
Cash from (used in):
Operating activities	$327,669	$342,959	$335,872	$311,087	$323,219	$139,217	$182,752
Financing activities	62,491	73,621	394,527	106,907	(154,087)	(119,366)	397,629
Investing activities(2)	(293,403)	(751,205)	(716,634)	(265,412)	(283,856)	(76,361)	(564,485)
Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$476,380	$201,755	$215,520	$367,901	$253,176	$305,592	$269,070
Current assets	600,113	516,926	540,163	510,109	381,405	402,108	373,169
Vessels(3)	4,992,271	5,095,723	5,278,348	4,883,849	4,537,216	4,777,414	6,037,798
Total assets	5,906,037	5,857,344	6,073,819	5,657,829	5,878,142	5,457,802	7,553,547
Long-term debt	3,208,381	3,349,901	3,357,841	2,884,514	2,450,633	2,659,816	3,845,742
Share capital	882	1,209	1,223	1,385	1,646	1,507	1,702
Total shareholders’ equity	1,571,705	1,745,224	1,776,183	1,747,249	1,949,432	1,809,751	2,091,403
Other data:
Number of vessels in operation at period end	71	77	85	87	89	89	112
TEU capacity at period end	414,300	474,300	578,300	620,650	665,900	638,900	905,900
Fleet utilization rate(4)	98.0%	99.0%	98.5%	96.0%	95.7%	95.0%	97.8%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)

Prior to the adoption of Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, or ASU 2016-18, restricted cash was presented as an investing activity in our consolidated statement of cash flows. With the adoption of ASU 2016-18, on January 1, 2018, we exclude restricted cash as an investing activity on the consolidated statement of cash flows. As a result of adopting ASU 2016-18, investing activities decreased by $1,755 (December 31, 2013), increased by $60,000 (December 31, 2014), decreased by nil (December 31, 2015), increased by $201,000 (December 31, 2016), and decreased by $1,000 (December 31, 2017) from the amounts previously presented.

(3)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(4)	Fleet utilization is based on number of operating days divided by the number of ownership days during the period.

BUSINESS

Overview

We are the world’s largest independent containership owner operator. As of August 20, 2018, we operate a fleet of 112 containerships, which had an average age of approximately six years and an average size of approximately 8,100 TEU, on a TEU-weighted basis.

The majority of the containership vessels in our fleet are chartered on long-term, fixed-rate time charters with major container liner companies. The vessels in our fleet that are deployed on long-term, fixed-rate time charters generate stable cash flows. A portion of our fleet are deployed on short-term, fixed rate time charters that generate stable cash flows while chartered. We seek to enter into new time charters for our vessels immediately upon expiry of existing time charters, however the charter rates available are subject to change based on prevailing market conditions and there may be a period where a vessel is off-charter between expiry of an existing time charter and commencement of a new time charter. As such, vessels in our fleet deployed on short-term, fixed-rate time charters are subject to more variability in cash flows. As of June 30, 2018, we had an aggregate of approximately $5.3 billion of contracted future minimum revenue under existing fixed-rate time characters and interest income from direct financing leases.

We currently do not have contractual obligations to acquire any newbuild containerships.

Customers for our operating fleet as at August 20, 2018 were ANL, APL Coheung, CMA CGM, CNC, CSCL Asia, COSCON, COSCO Mercury, COSCO Europe, COSCO New Golden Sea, Hapag-Lloyd, K-Line, Maersk, MSC, MOL, VASI and Yang Ming Marine.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 112 operating vessels as of August 20, 2018:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands of USD)
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(1)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
YM World	14000	2015	04/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	05/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	07/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	09/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	08/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wreath	14000	2017	06/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
MSC Shuba B(1)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(1)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(1)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Madhu B(1)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Yashi B(1)	11000	2018	01/04/2018	MSC	17 years	24.3
COSCO Glory	13100	2011	06/10/2011	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	06/29/2011	COSCON	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCON	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCON	12 years	55.0

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands of USD)
COSCO Excellence	13100	2012	03/08/2012	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	03/14/2012	COSCON	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCON	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCON	12 years	55.0
Seaspan Ganges	10000	2014	03/28/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Zambezi	10000	2014	03/26/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
MOL Bravo(1)	10000	2014	07/18/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	04/10/2015	MOL	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	03/28/2016	MOL	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	04/29/2016	MOL	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(5)
Seaspan Thames	10000	2014	04/03/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Amazon	10000	2014	04/12/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Hudson	10000	2015	03/31/2018	Yang Ming Marine	2 years + one 1-year option	Market rate	(3)
CMA CGM Tuticorin	10000	2015	06/28/2018	CMA CGM	3 years + option for up to 3 years	29.0
MOL Brilliance	10000	2014	10/17/2014	MOL	8 years + one 2-year option	37.5
MOL Belief	10000	2015	07/03/2015	MOL	8 years + one 2-year option	37.5
MOL Beauty	10000	2015	05/01/2015	MOL	8 years + one 2-year option	37.5
MOL Bellwether	10000	2015	07/23/2015	MOL	8 years + one 2-year option	37.5
Maersk Guatemala	10000	2015	09/03/2015	Maersk	5 years + two 1-year options	37.2
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year options	37.2
CMA CGM Mundra	10000	2018	05/12/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Cochin	10000	2018	05/14/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Mumbai	10000	2018	05/21/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Chennai	10000	2018	05/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CSCL Zeebrugge	9600	2007	03/15/2007	CSCL Asia	12 years	34.5	(7)
CSCL Long Beach	9600	2007	07/06/2007	CSCL Asia	12 years	34.5	(7)
Seaspan Oceania	8500	2004	12/04/2017	MSC	Minimum 10 months and up to 23 months	Market rate	(3)
CSCL Africa	8500	2005	02/25/2018	COSCO Mercury	Minimum 12 months and up to 14 months	Market rate	(3)
COSCO Japan	8500	2010	03/09/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Korea	8500	2010	04/05/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Philippines	8500	2010	04/24/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Malaysia	8500	2010	05/19/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Indonesia	8500	2010	07/05/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Thailand	8500	2010	10/20/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Vietnam	8500	2011	04/21/2011	COSCON	12 years + three 1-year options	42.9	(8)
MOL Emerald	5100	2009	04/30/2009	MOL	12 years	28.9
MOL Eminence	5100	2009	08/31/2009	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL	12 years	28.9
MOL Empire	5100	2010	01/08/2010	MOL	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/2010	K-Line	12 years + two 3-year options	34.5	(9)
Brevik Bridge(1)	4500	2011	01/25/2011	K-Line	12 years + two 3-year options	34.5	(9)
Bilbao Bridge(1)	4500	2011	01/28/2011	K-Line	12 years + two 3-year options	34.5	(9)
Berlin Bridge	4500	2011	05/09/2011	K-Line	12 years + two 3-year options	34.5	(9)
Budapest Bridge	4500	2011	08/01/2011	K-Line	12 years + two 3-year options	34.5	(9)
Seaspan Chiwan	4250	2001	08/05/2018	CMA CGM	One month	Market rate	(3)
Seaspan Hamburg	4250	2001	05/30/2018	COSCO New Golden Sea	Four months	Market rate	(3)
Seaspan Ningbo	4250	2002	07/08/2018	COSCO New Golden Sea	Five months	Market rate	(3)
Seaspan Dalian	4250	2002	11/22/2017	ANL	Minimum four months and up to 12 months	Market rate	(3)
Seaspan Felixstowe	4250	2002	05/07/2018	COSCO Mercury	Five months	Market rate	(3)
Seaspan Vancouver	4250	2005	11/24/2017	APL	Minimum three months and up to 11 months	Market rate	(3)
CSCL Sydney	4250	2005	07/26/2018	COSCO Mercury	Five months	Market rate	(3)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate (in thousands of USD)
CSCL New York	4250	2005	01/28/2018	COSCO Mercury	Minimum five months and up to nine months	Market rate	(3)
CSCL Melbourne	4250	2005	06/18/2018	COSCO New Golden Sea	Three months	Market rate	(3)
CSCL Brisbane	4250	2005	07/18/2018	COSCO Mercury	Five months	Market rate	(3)
Seaspan New Delhi	4250	2005	07/03/2018	COSCO New Golden Sea	Five months	Market rate	(3)
Seaspan Dubai	4250	2006	07/25/2018	VASI	1.5 months	Market rate	(3)
Seaspan Jakarta	4250	2006	06/15/2018	COSCO Europe	3 months	Market rate	(3)
Seaspan Saigon	4250	2006	02/01/2018	Hapag-Lloyd	Minimum six months and up to 9.5 months	Market rate	(3)
Seaspan Lahore	4250	2006	08/08/2017	MSC	Minimum 11 months and up to 13 months	Market rate	(3)
Rio Grande Express	4250	2006	02/01/2018	Hapag-Lloyd	Minimum six months and up to 9.5 months	Market rate	(3)
Seaspan Santos	4250	2006	05/25/2018	CNC	Minimum 10 months and up to 13 months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	03/17/2018	Maersk	Minimum five months and up to seven months	Market rate	(3)
Seaspan Manila	4250	2007	08/03/2018	Coheung	Minimum three months and up to five months	Market rate	(3)
Seaspan Loncomilla	4250	2009	07/04/2018	CMA CGM	One year	Market rate	(3)
Seaspan Lumaco	4250	2009	02/14/2018	CMA CGM	Minimum six months and up to nine months	Market rate	(3)
Seaspan Lingue	4250	2010	01/05/2018	CMA CGM	Minimum seven months and up to 10 months	Market rate	(3)
Seaspan Lebu	4250	2010	07/12/2018	CMA CGM	Three years	Market rate	(3)
Seaspan Fraser(1)	4250	2009	03/16/2018	CNC	Minimum five months and up to six months	Market rate	(3)
COSCO Fuzhou	3500	2007	03/27/2007	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	07/05/2007	COSCON	12 years	19.0
CSCL Panama	2500	2008	05/14/2008	CSCL Asia	12 years	16.9	(10)
CSCL São Paulo	2500	2008	08/11/2008	CSCL Asia	12 years	16.9	(10)
CSCL Montevideo	2500	2008	09/06/2008	CSCL Asia	12 years	16.9	(10)
CSCL Lima	2500	2008	10/15/2008	CSCL Asia	12 years	16.9	(10)
CSCL Santiago	2500	2008	11/08/2008	CSCL Asia	12 years	16.9	(10)
CSCL San Jose	2500	2008	12/01/2008	CSCL Asia	12 years	16.9	(10)
CSCL Callao	2500	2009	04/10/2009	CSCL Asia	12 years	16.9	(10)
CSCL Manzanillo	2500	2009	09/21/2009	CSCL Asia	12 years	16.9	(10)
Guayaquil Bridge	2500	2010	03/08/2010	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	05/30/2010	K-Line	10 years	17.9
Frisia Hannover	2500	2006	02/05/2018	Maersk	4 years + option for up to 2 years	8.8	(11)
Frisia Loga	2500	2006	02/22/2018	Maersk	4 years + option for up to 2 years	8.8	(11)

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hapag-Lloyd extended their initial charter for an additional period for a minimum of 10 months up to a maximum of 12 months.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(6)

CMA CGM has an initial charter of three years with a charter rate of $29,000 per day for the initial term. The charter rate increases for the option period and the rate depends on the duration of the option period.

(7)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(8)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(9)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(10)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(11)

Maersk has an initial charter of four years with a charter rate of $8,800 per day for the first three years, increasing to $9,500 per day for the fourth year and $10,650 per day for the two-year option period.

The following table indicates the number of owned and leased vessels in our fleet as of June 30, 2018:

Six Months Ended June 30, 2018
Owned and leased vessels, beginning of year	89
Deliveries	7
Acquired(1)	16

Total Fleet, end of period	112
Total Capacity (TEU)	905,900

(1)	Our acquisition of GCI on March 13, 2018 included 16 operating vessels and two vessels under construction, which were delivered in May 2018.

Our Business Strategies

We seek to continue to expand our business and increase our cash flow by employing the following business strategies:

•

Operational Excellence. We continue to define our operational excellence by providing quality service that is reliable, flexible and value added. We are focused on maintaining top quartile operating ratios in order to meet or exceed the expectations of our customers. In addition, we will seek ways to leverage the scale of our operations to generate cost savings and maintain an industry leading cost structure.

•

Strengthen Customer Relationships. We have extensive relationships with our customers, the industry leading liners, at various levels across our organizations. We remain in constant dialogue with existing and potential customers in order to provide services that are aligned with their needs and goals. By remaining focused on operational excellence and delivering quality service that is aligned with our customer’s needs, we intend to strengthen our customer partnerships over time.

•

Actively Pursue Growth Opportunities. We have increased, and intend to further grow, the size of our fleet and business over time through acquisitions of businesses and second-hand and newbuild assets. We are regularly evaluating potential growth opportunities, including in the broader maritime and industrial transportation sectors and other sectors, and remain disciplined in evaluating these opportunities to ensure they meet our economic return criteria and are aligned with our strategic goals. We remain focused on acquisitions within the containership sector, which remains fragmented, and provides the greatest synergies to our existing relationships and capital base. We are concurrently evaluating opportunities outside of containerships and remaining disciplined with our investment criteria, which is focused on generating long-term returns to shareholders.

•

Enhance Financial Strength and Stability. Due to the capital intensive nature of our business, maintaining and enhancing the strength and stability of our balance sheet is of critical importance to us. Over time, we have been successful in accessing diverse sources of capital globally, and we intend to maintain access to existing sources and seek new sources of capital. We intend to enhance our financial strength and stability over time by maintaining a disciplined focus on capital allocation and on reducing leverage from current levels. We believe this focus will enhance the Company’s credit quality and improve our cost of capital over time.

•

Capital Allocation. We believe that we will create long term value through disciplined capital allocation. To this end, we have developed internal processes to thoughtfully source, screen, analyze and execute on prospective investments which meet our return thresholds. While we remain focused on the containership owner-operator sector, a breadth of opportunities in the broader maritime and industrial transportation sectors and other sectors will aid our ability to source accretive transactions across economic cycles.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on opportunities in the containership industry, including the following:

•

Leading Independent Containership Lessor. We are the world’s largest independent containership owner-operator with an estimated market share of 8% based on TEU. Our recent acquisition of GCI solidifies our industry leading position and highlights our strength and ability to achieve sustained growth and drive consolidation in the fragmented containership sector. We believe our scale enhances our service capabilities and value proposition to our customers and creates meaningful barriers to entry.

•

High-Quality Customer Portfolio Comprised of Leading Container Liner Companies. We have developed strong customer relationships focused on the world’s leading container liner companies globally, including seven of the top eight players based on market share according to Alphaliner. Our vessels represent flagship assets for some of our customers, and our customers rely on us to fulfill a key component of their operating capacity. We employ a disciplined approach to customer selection and manage counterparty risk by primarily targeting customers with government ownership or broad institutional investor ownership.

•

Highly Visible Cash Flow with Focus on Long-Term Charters. We maintain long-term charters with high-quality customers on the majority of vessels in our fleet. As a result, we have high cash flow visibility with the majority of our current revenue protected from the volatility of spot rates and short-term charters. In addition, we are not exposed to changes in fuel cost, as all of our customers are responsible for the vessel’s fuel expense while the vessels are on charter. As of June 30, 2018, we had an aggregate of approximately $5.3 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from direct financing leases.

•

Large, Modern Fleet Aligned to Key Trade Routes. Our operating fleet, ranging in size from 2500 TEU to 14000 TEU vessels, provides a comprehensive product offering to our customers capable of serving major global trade lanes and certain regional lanes, and is subject to our high standards for design, construction quality and maintenance. As of August 20, 2018, we had 112 vessels in operation, which total to 905,900 TEU of capacity with an average size of approximately 8,100 TEU, on a TEU-weighted basis. Our operating fleet of 112 containerships has an average age of approximately six years, on a TEU-weighted basis, which is below the industry average of approximately nine years.

•

Integrated Operating Platform. We provide our customers with a full-scale, full-service operating lease solution. Our in-house design teams have extensive experience in overseeing new vessel construction, vessel conversions and marine engineering and maintenance. We are responsible for the day-to-day operation of the vessels, providing crew for vessels operating under time charters and overseeing the various aspects of fleet management with a shore-based management team. Our skilled and experienced employee base includes 3,900 seagoing staff on the vessels that we manage and approximately 200 staff that serve onshore.

•

Track Record of Operational Excellence and Efficiency. We are focused on operational excellence and continuous operational improvement, and seek ways to leverage the scale of our operations and generate an industry leading cost structure. We attribute the strength of our customer relationships in part to our consistent operational quality and customer-oriented service. Our technical management track record has resulted in high vessel utilization, with vessel available days of approximately 98% since our initial public offering in 2005.

•	Diverse and Experienced Management Team and Board of Directors. Members of our management team and board of directors bring substantial expertise from a variety of sectors and through several business cycles, which we believe provides a unique perspective when looking at new and existing opportunities. This includes meaningful expertise from within the shipping and ship finance industry, as well as aircraft leasing and power utilities, among others. Our board and management team have experience working with companies such as Berkshire Hathaway, the Washington Group of Companies, Fairfax Financial, BNP Paribas, Maersk, Neptune Orient Lines, APL Limited, Safmarine Container Lines, and Columbia Ship Management and provide expertise across commercial, technical, financial and other functional management areas of our business.

We believe that the strengths outlined above provide us with competitive advantages which should allow us to generate accretive opportunities within the consolidating landscape of containership owners. Increasingly, leading containership liner companies seek partners and service providers with both operational expertise and financial strength. We believe our experience and track-record of efficiently designing, operating, managing and financing containerships positions us well to grow our relationships with these liners. Furthermore, we are increasingly well positioned to pursue opportunities outside of containerships, in the broader maritime and industrial transportation sectors, which meet our return thresholds.

An investment in our Series I Preferred Shares involves risks. Our growth depends on our ability to make accretive vessel acquisitions, expand existing and develop new relationships with charterers, obtain new charters and invest in opportunities outside of containership as market conditions allow. Substantial competition may hinder achievement of our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive vessel acquisitions may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition, operating results and ability to pay dividends on or redeem our Series I Preferred Shares. Before investing in our Series I Preferred Shares, you should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-19 of this prospectus supplement and on page 5 of the accompanying base prospectus.

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of August 20, 2018.

Charterer	Number of Vessels in Our Current Operating Fleet
ANL	1
APL	1
CMA CGM	10
CNC	2
Coheung	1
COSCO Europe	1
COSCON	18
COSCO Mercury	5
COSCO New Golden Sea	4
CSCL Asia	10
Hapag-Lloyd	7
K-Line	7
Maersk	7
MSC	2
MOL	14
VASI	1
Yang Ming Marine	16

Total time charters	107
MSC (bareboat charters)	5

Total fleet	112

Time Charters and Bareboat Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for all of the vessel voyage expenses, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Our five 11000 TEU vessels are chartered by MSC under bareboat charters. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses. Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms.

The initial term for a time or bareboat charter commences on the vessel’s delivery to the charterer. The current charter periods and any applicable extension options are included above under “—Our Fleet.”

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis. The charter hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption. We have had no instances of such hire rate reductions.

Operations and Expenses

We operate our vessels and are responsible for vessel operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Off-Hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel (bunkers) cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers or their agents;

•	dry-docking for repairs, maintenance or inspection;

•	equipment or machinery breakdowns, abnormal speed and construction conditions;

•	delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;

•	crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or

•	a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under most of our time charters, if a vessel is off-hire for a specified number of consecutive days or for a specified aggregate number of days during a 12-month period, the charterer has the right to cancel the time charter with respect to that vessel. Under some charters, if a vessel is off-hire for specified reasons for a prolonged period, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution. The periods of off-hire that trigger such termination rights exclude, in addition to any other specific exclusions in the charter, off-hire for routine dry-dockings and non-compliance with regulatory obligations. Our charter contracts generally provide for hire adjustments for vessel performance deficiencies such as those in speed or fuel consumption, with prolonged performance deficiencies giving the charterer a termination right under some charters.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning, painting and performing work required by regulations.

We focus on risk reduction, operational reliability and safety. We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;

•	implementing a voluntary vessel condition and maintenance monitoring program;

•	recruiting officers and ratings through an affiliate based in India that has a record of employee loyalty and high retention rates among its employees;

•	implementing an incentive system to reward staff for the safe operation of vessels; and

•	initiating and developing a cadet training program.

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and has previously worked in various companies in the international ship management industry, including Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior management also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time-chartered vessels. Our 17-year bareboat charters for five of our vessels require the charterer to purchase each vessel upon termination of the bareboat charter at a pre-determined amount.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery, and war risks insurances, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles, per vessel, per claim. We achieve this overall loss coverage by maintaining, as included, nominal increased value coverage for each of our vessels, under which coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to under-insurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating and technical expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do, can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand, except where such charters have expired and we are seeking to re-charter a vessel on a short-term basis at then current rates.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake the surveys on application or by official order, acting on behalf of the authorities concerned.

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for annual surveys, every two to three years for intermediate surveys and every five years for special surveys. If any defects are found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and inspections that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in the jurisdictions in which our vessels operate or are registered, including, among others, those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions and water discharges.

A variety of government, quasi-government and private entities require us to obtain permits, licenses or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations and with flag state administrations.

The following is an overview of certain material governmental regulations that affect our business and the operation of our vessels. It is not a comprehensive summary of all government regulations to which we are subject.

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas, or ECAs. Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future.

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S.

Caribbean Sea nitrogen oxide ECAs and for engines installed on or after 2021 for vessels operating in the Baltic and North Sea. For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation.

Compliance with Annex VI for the emission of sulphur oxides can be achieved by means of the primary control of using low sulphur content fuel or through a secondary control by removing the sulphur oxide pollutant by means of exhaust gas cleaning systems. Our existing time charters call for our customers to supply fuel that complies with Annex VI, however, certain of our customers have indicated they will seek to comply with Annex VI for their own ships by installing exhaust gas cleaning systems. The technology for exhaust gas cleaning systems is under development, and the cost estimates for the supply and operation of these systems vary.

These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations.

The IMO has also adopted technical and operational measures aimed at reducing greenhouse gas emissions from vessels. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels and requires vessels to monitor and report on carbon dioxide emissions. The IMO now requires ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year.

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. We believe our vessels comply with the Bunker Convention.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statements of compliance. We will be required to incur significant costs to install these ballast water treatment systems on all our vessels before the applicable due dates.

The IMO also regulates vessel safety. The International Safety Management Code, or the ISM Code, provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires our vessels to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy and implementation procedures. A Safety Management Certificate is issued under the provisions of SOLAS to each vessel with a Safety Management System verified to be in compliance with the ISM Code. Failure to comply with the ISM Code may subject a party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liability that applies to violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including but not limited to assessment of damages, remediation, damages to natural resources such as fish and wildlife habitat and agency oversight costs.

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard financial assurance certificates for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

OPA and CERCLA do not prohibit individual states from imposing their own liability regimes with regard to oil pollution or hazardous substance incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done.

The U.S. Environmental Protection Agency, or the EPA, requires certain vessels to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in U.S. waters. The VGP is written to include existing U.S. Coast Guard management and ballast water exchange requirements.

The current “2013 VGP” became effective on December 19, 2013 and expires on December 19, 2018. In addition to the ballast water best management practices required under the prior VGP, the 2013 VGP contains numerical technology-based ballast water effluent limitations that apply to certain commercial vessels with ballast water tanks. Our vessels are all in compliance with the 2013 VGP, and we do not currently believe that the costs associated with complying with its obligations have had or will have a material impact on our operations or financial results.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The U.S. National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. As of January 8, 2018, there are six U.S. Coast Guard approved ballast water treatment systems. As the approvals were slow to be given, consequently, individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible, and most vessels dry-docking in 2017 and 2018 have received extensions until their next dry-dock.

The U.S. Coast Guard regulations also require vessels to maintain a vessel-specific ballast water management plan that addresses training and safety procedures, fouling maintenance and sediment removal procedures. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under CWA or otherwise, the estimated cost to fit a U.S. Coast Guard-approved ballast water treatment system ranges from approximately $0.4 million to $0.5 million for a Panamax size vessel and below, and from approximately $0.7 million to $0.8 million for a post-Panamax size.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subject our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the CAA may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The principal statutes of this system prescribe measures to prevent pollution, mandate remediation of marine pollution, and create civil, administrative and quasi-criminal liabilities for those responsible for a marine pollution incident.

Canada Shipping Act, 2001

The Canada Shipping Act, 2001, or CSA 2001, is Canada’s primary legislation governing marine transport, pollution and safety. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada. CSA 2001 requires ship-owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. CSA 2001 also makes it a strict liability offense to discharge from a vessel a pollutant, including, among other things, oil. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. CSA 2001 provides the authorities with broad discretionary powers to enforce its requirements, and violations of CSA 2001 requirements can result in significant administrative and quasi-criminal penalties. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange. Each of our vessels is currently CSA 2001 compliant.

Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit. Contravention of CEPA can result in administrative and quasi-criminal penalties, which may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes liability to the Canadian government authorities that incur costs related to restoration of the environment, or to the prevention or remedying of environmental damage, or an environmental emergency. Limited defenses are provided but generally do not cover violations arising from ordinary vessel operations.

Marine Liability Act

The Marine Liability Act, or MLA, is the principal legislation dealing with liability of ship-owners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

Wildlife Protection

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries

Act prohibits serious harm to fish (which means causing the death of fish or the permanent alteration or destruction of fish habitat) or the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act, or EMA, governs spills or releases of waste into the environment within the province in a manner or quantity that causes pollution. EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Provincial government authorities have powers to order remediation of contamination and any person, including, among others, the government, who incurs costs remediating contamination caused by others has a civil cause of action for cost recovery against the polluters. Significant administrative and quasi-criminal penalties can also be imposed under EMA if a person causes damage to the aquatic, ambient or terrestrial environment.

China

Prior to our vessels entering any ports in the People’s Republic of China, or the PRC, we are required to enter into pollution clean-up agreements with pollution response companies approved by the PRC. Through a local agency arrangement, we have contracted with approved companies. These pollution clean-up agreements are not required if the vessel is only passing through PRC waters.

The PRC has its own Emission Control Areas for 0.5% sulphur fuel and has identified three areas, Pearl River Delta, Yangtze River Delta and Bohai Rim Area. From 2016 to 2019, the PRC is phasing in requirements in these areas that vessels change over to 0.5% sulphur fuel, beginning in a few key ports in 2016 and expanding over time until this requirement applies to all waters within these three areas during 2019.

European Union Requirements

In waters of the EU, our vessels are subject to regulation by EU-level legislation, including directives implemented by the various member states through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions (Directive 2009/16/EC on Port State Control as amended and supplemented from time to time). Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction in accordance with such standards, and carry out regular surveys of ships in service to ensure compliance with such standards. The EU has adopted legislation (Regulation (EC) No 391/2009 and Directive 2009/15/EC, as amended and supplemented from time to time) that provides member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels (Directive (EU) 2016/802, which consolidates Directive 1999/32/EC and its various amendments) restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. The directive has been amended to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Through Directive 2005/35/EC (as amended by Directive 2009/123/EC and as further amended and supplemented from time to time), the EU requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties. Directive 2000/59/EC (as amended and supplemented from time to time) requires all ships (except for warships, naval auxiliary or other state-owned or state-operated ships on non-commercial service), irrespective of flag, calling at, or operating within, ports of member states to deliver all ship-generated waste and cargo residues to port reception facilities. Under the directive, a fee is payable by the ships for the use of the port reception facilities, including the treatment and disposal of the waste. The ships may be subject to an inspection for verification of their compliance with the requirements of the directive and penalties may be imposed for their breach.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU has adopted a regulation (EU Ship Recycling Regulation (1257/2013)) which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The regulation seeks to facilitate the ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009. The regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The regulation entered into force on December 30, 2013, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU

Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

The EU is considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements (as described above in respect of the EU Ship Recycling Regulation (1257/2013)), promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The European Maritime Safety Agency has been established to provide technical support to the EU Commission and member states in respect of EU legislation pertaining to maritime safety, pollution and security. The EU, any individual country or other competent authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement, which was adopted in 2015 by a large number of countries and entered into force in November 2016, deals with greenhouse gas emission reduction measures and targets from 2020 to limit the global average temperature increase to well below 2º Celsius above pre-industrial levels. International shipping was not included in this agreement, but it is expected that its adoption may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating and implementing various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The IMO has adopted the “IMO Strategy on reduction of Green House Gas (GHG) emissions from ships,” with reduction targets from 2030, which commitments are consistent with the Paris Agreement. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels, or the MRV Regulation, which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU has also recently voted to include shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO.

Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Vessel Security Regulations

Since September 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to- shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Taxation of the Company

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us. No ruling has been requested from the IRS regarding any matter affecting us. The statements made herein may not be sustained by a court if contested by the IRS.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of cargo. For this purpose, gross income attributable to transportation, or Transportation Income, includes income from the use (or hiring or leasing for use) of a vessel to transport cargo and the performance of services directly related to the use of any vessel to transport cargo and, thus, includes time charter and bareboat charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or U.S. Source International Transportation Income, is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States, or U.S. Source Domestic Transportation Income, is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits tax or the 4% gross basis tax, each of which is discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the Section 883 Regulations, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (a) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income, or an Equivalent Exemption, (b) satisfies one of three ownership tests, or Ownership Tests, described in the Section 883 Regulations and (c) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Tests and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Tests because our Class A common shares, our Series D preferred shares, our Series E preferred shares, our Series G preferred shares and our Series H preferred shares are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our Class A common shares, our Series D preferred shares, our Series E preferred shares, our Series G preferred shares or our Series H preferred shares will permit us to continue to qualify for the Section 883 Exemption.

The Net Basis and Branch Profits Tax

If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States, or Effectively Connected Income, if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

We believe that we do not have a fixed place of business in the United States. As a result, we believe that none of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may, depending on the nature of our future operations, result in our U.S. Source International Transportation Income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

If we were to sell a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is not considered to occur in the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income without the benefit of deductions. We estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $2.4 million if the Section 883 Exemption and the net basis and branch profits taxes do not apply, based on the amount of U.S. Source International Transportation Income we and GCI have earned in prior years. However, many of our time charter contracts contain provisions in which the charterers would be obligated to bear this cost. The amount of such tax for which we would be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Canadian Taxation

Under the Income Tax Act (Canada), or the Canada Tax Act, a corporation that is resident in Canada is subject to tax in Canada on its worldwide income.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business in that year is “international shipping,” all or substantially all of its gross revenue for that year consists of gross revenue from “international shipping,” and it was not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping,” we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. We have been advised by Reeder & Simpson, P.C. that a Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. These statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Certain of our subsidiaries are residents of Canada for purposes of the Canada Tax Act. These subsidiaries are subject to Canadian tax on their worldwide income, and we will be subject to Canadian withholding tax on dividends we will receive from those subsidiaries. Based on the nature and extent of the operations of these subsidiaries, we do not expect the amount of Canadian income and withholding tax to be significant in relation to our earnings.

MANAGEMENT

Directors and Officers

The following table provides information about our directors, executive officers and key employees.

NAME	AGE	POSITION
David Sokol	62	Chairman of the board of directors
Bing Chen	51	Director, President and Chief Executive Officer
Ryan Courson	29	Chief Financial Officer
Peter Curtis	59	Executive Vice President, Chief Commercial and Technical Officer
Lawrence Chin	42	Director
John C. Hsu	54	Director
Nicholas Pitts-Tucker	67	Director
Lawrence Simkins	57	Director
Stephen Wallace	62	Director

David Sokol. David Sokol was appointed as a director and a member of the Compensation Committee and Executive Committee in April 2017, and was appointed as chairman in July 2017. Mr. Sokol has founded three companies in his career to date, taken three companies public, and, as Chairman and CEO of MidAmerican Energy Holdings Company, sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March, 2011 in order to manage his family business investments. Mr. Sokol is a director of The Washington Companies which, through its affiliates, is our largest shareholder. Mr. Sokol currently sits on two corporate boards not including boards associated with his family businesses and is a member of the board of directors of the Horatio Alger Association of Distinguished Americans as well as a director of the Horatio Alger Endowment Fund. Over Mr. Sokol’s 38 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David Sokol’s business philosophy, based upon vision, strategy and six operating principles is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders. Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses.

Bing Chen. Bing Chen was appointed as a director and as our president and chief executive officer in January 2018. Over his 25 year career, Mr. Chen has held executive positions in China, Europe and the United States. From 2014 to December 2017, Mr. Chen was with BNP Paribas (China) Ltd., where most recently he served as chief executive officer, leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the general manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between 2009 and 2011, he was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held various leadership roles in Europe, including as chief executive officer, chief financial officer, and managing director of leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

Ryan Courson. Mr. Courson was appointed as our Chief Financial Officer in May 2018. He joined Seaspan in March 2018 as Senior Vice President of Corporate Development. Prior to joining Seaspan, Mr. Courson spent three years at Falcon Edge Capital, a diversified investment firm with over $3 billion in assets under management, where he focused on researching and investing in capital-intensive industrial companies in North America and Asia. Before that, Mr. Courson worked at Teton Capital, a private family office, as an investment professional and as acting CFO of Teton’s Davos Brands. While serving as acting CFO of Davos, Mr. Courson managed all aspects of financial planning and analysis, and worked closely with the company’s executive team and Board of Directors to help guide strategy, organizational structure, strategic partnerships and other matters. Mr. Courson began his career working at Berkshire Hathaway where, he performed financial analysis and helped structure joint ventures with certain Berkshire portfolio companies and Asian counterparties. Mr. Courson, who is fluent in Mandarin, graduated Summa Cum Laude from Washington University in St. Louis, where he currently serves as a visiting professor.

Peter Curtis. Peter Curtis was appointed as an executive vice president in July 2017 and as chief commercial and technical officer in March 2018, and served as our chief operating officer from February 2012 to February 2018. He is responsible for ship building programs and commercial management of our owned and managed vessels. From 2001 to 2012, Mr. Curtis was vice president of Seaspan Ship Management Limited. Prior to joining the company in 2001, he was based in Cyprus for two years with Columbia Ship Management as technical director. From 1991 to 1999, Mr. Curtis was with Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handysize and capesize bulkcarriers and also oversaw a number of new building programs. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas, as well as other marine projects. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his B.Sc. in business from Stellenbosch University in South Africa.

Lawrence Chin. Lawrence Chin has over 19 years of experience in global capital markets, and has served as managing director of Hamblin Watsa Investment Counsel (Fairfax Financial) since 2016, overseeing Asian and North American investments. Previous to this, he spent 17 years in leadership positions at Mackenzie Cundill Investments. From 2010 to 2016, as senior vice president and co-team lead, Mr. Chin co-led the Cundill brand, overseeing approximately $10 billion in global assets. From 2008 to 2010, in his role as vice president, portfolio manager and head of research, he managed the company’s research department and was the lead portfolio manager of over $3 billion in assets. From 1999 to 2008, he held the position of partner, analyst, at Cundill Investments prior to its sale to Mackenzie Investments in 2006. Mr. Chin is a chartered financial analyst, and holds a Bachelor of Business Administration from Simon Fraser University.

John C. Hsu. John C. Hsu was appointed director in April 2008 and is chair of the compensation committee. He is also a member of the audit committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio with their family office, OSS Capital. Also, he is currently a director of Isola Capital, a multi-family office based in Hong Kong which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S. -listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. Mr. Hsu is fluent in Japanese and Mandarin.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director in April 2010 and as chair of the audit committee in April 2015. He is also a member of the compensation committee and of the governance and conflicts committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of Sumitomo Mitsui Banking Corporation Europe Limited, or SMBC Europe, and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010 and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010,

Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as governor of the University of Northampton. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Lawrence R. Simkins. Larry Simkins was appointed as a director in April 2017. Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of our largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the Board of Directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 10,000 people worldwide, generating nearly $3 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former Director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the Boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council, and as co-chair of Governor Bullock’s Main Street Montana Project. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

Stephen Wallace. Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until December 31, 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury Board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. As of Spring 2018, he will sit on three private sector boards (including energy and large-scale facilities management services), as well as several charitable organizations. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

Board Practices

General

Our board of directors currently consists of seven members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.

Our board of directors has determined that each of the current members of our board of directors, other than Bing Chen, has no material relationship with us, and is, therefore, independent from management.

Committees

Our board of directors currently has the following three committees: audit committee, compensation and governance committee and executive committee. The membership of the committees and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. Our audit committee members are Nicholas Pitts-Tucker (chair), John C. Hsu and Stephen Wallace. All members of the committee are financially literate, and our board of directors determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) oversee certain potential conflicts and related party transactions.

Our compensation and governance committee consists of Lawrence Simkins (chair), David Sokol and Lawrence Chin. The compensation and governance committee: (1) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (2) produces a report on executive compensation, which is included in our proxy statement; (3) otherwise discharges the Board’s responsibilities relating to the compensation of our officers and directors; (4) assists the Board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the Board; and (5) perform such other functions as the Board may assign to the committee from time to time.

Our executive committee currently consists of Bing Chen, David Sokol and Lawrence Simkins. The executive committee of our board of directors was established in April 2017 to support the efficient functioning of the Board by identifying, evaluating and coordinating, on behalf of the Board, such matters as the committee determines should be preliminary considered by the committee prior to consideration of such matters by the full Board, and advising the Board on such matters. Such matters include (1) succession planning for our executive officers and members of senior management, (2) advising senior management with respect to capital formation and liquidity needs, (3) aiding the Board in handling matters as to which, subject to applicable law, the Board may expressly delegate authority to approve to the committee from time to time and (4) reviewing and providing input to senior management regarding material corporate policies.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies are that (1) we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction, and (2) our board of directors, rather than a separate nominating committee of independent directors, evaluates and approves our director nominees.

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that six of our seven directors (being all other than Bing Chen) satisfy the NYSE’s independence standards for domestic companies.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From time to time since our initial public offering in 2005, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, our investment in GCI, our private placement with Fairfax (the transaction by which they became a related party) and other matters. We may enter into related party transactions from time to time in the future. Our board of directors has a governance and conflicts committee, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions. For additional information about our transactions or arrangements with our directors, officers and other related parties, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2017 Annual Report.

Certain Relationships and Transactions

David Sokol, chairman of our board of directors, is a director of certain of The Washington Companies. The Washington Companies is a group of privately held companies owned by Dennis R. Washington, who controls entities that together represent our largest shareholder.

Lawrence Simkins, one of our directors, also serves as the chief executive officer and president of certain of The Washington Companies. Mr. Simkins also serves as manager of Deep Water Holdings LLC, and as a director on multiple private company boards with Kyle R. Washington and David Sokol. He is a member of the board of directors of Copper Lion, Inc., one of our shareholders, which is the trustee of certain trusts of which Kyle R. Washington is one of the discretionary beneficiaries.

Lawrence Chin, one of our directors, also serves as a managing director of Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax Financial Holdings Limited. Fairfax Financial Holdings Limited and its affiliates currently hold warrants entitling them to acquire 25,000,000 of our Class A common shares and, on the closing of the Second Fairfax Investment, will acquire warrants entitling them to acquire an additional 38,461,539 of our Class A common shares. If all such warrants were held and exercised today, the Fairfax Financial group would be our largest shareholder. Mr. Chin is one of the appointees to our board by the holders of the Fairfax Notes.

Stephen Wallace, one of our directors, is the other appointee to our board by the holders of the Fairfax Notes. Mr. Wallace has no employment relationship with Fairfax.

FINANCING FACILITIES

Financing Facilities

The following table summarizes our long-term debt and lease obligations as of June 30, 2018.

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities	$821.5	$821.5	—
Term loan credit facilities	2,457.7	2,457.7	—
Senior unsecured notes	417.9	417.9	—
Fairfax Notes(2)	174.3	174.3	—

Total Long-Term Debt	$3,871.4	$3,871.4	$—

Lease Facilities
COSCO Faith—13100 TEU vessel (non-recourse to Seaspan Corporation)	62.4	62.4	—
COSCO Pride—13100 TEU vessel (non-recourse to Seaspan Corporation)	96.6	96.6	—
Leases for three 4500 TEU vessels	119.2	119.2	—
Leases for five 11000 TEU vessels	394.3	394.3	—

Total Lease Facilities	672.5	672.5	—

Total Long-Term Debt and Lease Facilities	$4,543.9	$4,543.9	$—

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation, a portion of which are non-recourse to Seaspan Corporation.
(2)

On March 13, 2018, we and Fairfax entered into a subscription agreement where Fairfax agreed to purchase $250.0 million aggregate principal amount of 2026 Notes and warrants to purchase 38,461,539 Class A common shares. This transaction is expected to close in January 2019, subject to customary closing conditions.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As part of the acquisition of GCI on March 13, 2018, we assumed long-term debt which was recorded at its fair value of $1.0 billion. The assumed long-term debt consists primarily of 12 term loan credit facilities to finance the 16 operating vessels. As of June 30, 2018, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 76 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of June 30, 2018, our revolving credit facilities, term loan credit facilities and our notes provided for borrowings of up to approximately $3.9 billion, all of which was outstanding. Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.9% as of June 30, 2018. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time). Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of June 30, 2018 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2018. We may prepay all term loan credit facilities without penalty, other than breakage costs and opportunity cost, and in one case a prepayment fee, under certain circumstances.

Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel where we do not substitute another appropriate vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract. In some cases, the amount that must be prepaid would be calculated based on the loan-to-market value ratio or some other ratio that takes into account the market value of the relevant vessels.

For our debt facilities associated with the vessels previously chartered to Hanjin Shipping Co., Ltd. (“Hanjin”), we are required to enter into time charters that are suitable to the lenders. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within a required period of time of the applicable charter termination. We received termination notices for these three vessels formerly chartered to Hanjin starting on September 29, 2016. We are party to two credit facilities secured by our three 10000 TEU vessels formerly chartered to Hanjin and the related charter contracts. In December 2016, we obtained an initial waiver from one lender, extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In September 2017, we received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated. For four GCI vessels financed by the same lender, a similar waiver was received by GCI.

For another one of our term loan credit facilities, we entered into a supplement to the loan agreement with the lender for the third vessel, previously chartered to Hanjin, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. In March 2018, we entered into another supplement to the loan agreement with the lender to remove the requirement to secure an acceptable replacement by the fourth quarter of 2018. In connection with this supplement to the loan agreement we prepaid $10.0 million of the loan balance in March 2018. The final maturity of this facility is December 2022.

Our Notes

Our 6.375% senior unsecured notes due 2019 (the “2019 Notes”) mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. Our 7.125% senior unsecured notes due 2027 (the “2027 Notes”) mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears. Our 2027 Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020. Our Fairfax Notes, issued in February 2018, mature on February 14, 2025 and bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears. Our Fairfax Notes are guaranteed by certain of our subsidiaries. In the event of certain changes in withholding taxes, at our option, we may redeem our 2019 Notes, 2027 Notes and/or our Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase. On or after February 14, 2023, we may, at our option at any time, redeem all or any portion of the Fairfax Notes. The redemption price will equal 100% of the principal amount of the Fairfax Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. On July 16, 2018, we amended the terms of the Fairfax Notes to allow Fairfax to call for an early redemption of some or all of the Fairfax Notes on the anniversary date of each issuance.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of June 30, 2018, our lease facilities provided for borrowings of approximately $672.5 million. Under our lease agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2017 Annual Report.

DESCRIPTION OF CAPITAL STOCK

The following is a description of certain material terms of our articles of incorporation. For additional information, we refer you to our articles of incorporation, which are incorporated by reference into this prospectus.

Under our articles of incorporation, our authorized shares consist of 400,000,000 Class A common shares, par value $0.01 per share, 25,000,000 Class B common shares, par value $0.01 per share, 100 Class C common shares, par value $0.01 per share, and 150,000,000 shares of preferred shares, par value $0.01 per share. As of June 30, 2018, there were issued and outstanding 137,313,210 Class A common shares, no Class B common shares, no Class C common shares, no Series A preferred shares, no Series B preferred shares, no Series C preferred shares, 7,017,313 Series D preferred shares, 5,415,937 Series E preferred shares, 5,600,000 Series F preferred shares, 7,800,800 Series G preferred shares, 9,025,105 Series H preferred shares and no Series R preferred shares. On July 23, 2018, we redeemed all of our outstanding Series F preferred shares. Our Class A common shares are our only outstanding class of common shares.

Preferred Shares and Convertible Preferred Shares

Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;

•	the number of shares in the series;

•	the dividend terms and conditions of the series;

•	any redemption rights of, or sinking fund for, the series;

•	the amounts payable on shares of the Series I in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Our outstanding series of preferred shares are described below.

Series D Preferred Shares

In December 2012, we issued 3,105,000 of our 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares. In November 2013, we issued an additional 2,000,000 Series D preferred shares. The liquidation preference of the Series D preferred shares is $25.00 per share. In connection with the GCI Acquisition, at the effective time of the merger, the equity interests of GCI held by Blue Water Commerce, LLC, Greater China Industrial Investments LLC and Tiger Management Limited (each, a “Selling Member”) were converted into the right to receive such Selling Member’s pro rata share of $331,971,871 in cash and $51,580,427 in newly issued 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares with an issuance price of $24.84375 per share, subject to customary post-closing working capital and other purchase price adjustments. On March 13, 2018, we issued 1,986,449 Series D preferred shares in payment of the acquisition consideration under the GCI Acquisition. As the initial holders of the 1,986,449 Series D preferred shares have a right commencing on September 13, 2019 and ending on October 13, 2019 to cause us to repurchase any of these shares they hold at that time for a price of $24.84 per share, these Series D preferred shares are recorded as temporary equity.

The Series D preferred shares are redeemable by us at any time on or after January 30, 2018. The shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share. The Series D preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series E, Series G and Series H preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series E, Series G and Series H preferred shares. Upon any liquidation or dissolution of us, holders of the Series D preferred shares and pari passu preferred shares with respect to liquidation (including the Series E, Series G and Series H preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series D preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series D preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series E Preferred Shares

In February 2014, we issued 5,400,000 of our 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares. The liquidation preference of the Series E preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after February 13, 2019. The shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share. The Series E preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series G and Series H preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series G and Series H preferred shares. Upon any liquidation or dissolution of us, holders of the Series E preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series G and Series H preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series E preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series E preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series G Preferred Shares

In June 2016, we issued 4,600,000 of our 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares. In August 2016, we issued an additional 3,200,000 Series G preferred shares. The liquidation preference of the Series G preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after June 16, 2021. The shares carry an annual dividend rate of 8.20% per $25.00 of liquidation preference per share. The Series G preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series E and Series H preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series G preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series E and Series H preferred shares. Upon any liquidation or dissolution of us, holders of the Series G preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series E and Series H preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series G preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series G preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series H Preferred Shares

In August 2016, we issued 9,000,000 of our 7.875% Series H Cumulative Redeemable Perpetual Preferred Shares. The liquidation preference of the Series H preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after August 11, 2021. The shares carry an annual dividend rate of 7.875% per $25.00 of liquidation preference per share. The Series H preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series E and Series G preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series H preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series E and Series G preferred shares. Upon any liquidation or dissolution of us, holders of the Series H preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series E and Series G preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series H preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series H preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Common Shares

Our Class A common shares are our only outstanding class of common shares.

Dividends

Under our articles of incorporation, our common shareholders may receive quarterly dividends. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments and our preferred shares, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The Marshall Islands Business Corporations Act, or the BCA, generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend.

Voting

Our common shares each have one vote. A majority of the common shares constitutes a quorum at meetings of the shareholders.

DESCRIPTION OF SERIES I PREFERRED SHARES

The following description of the Series I Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our articles of incorporation, including the statement of designation designating the Series I Preferred Shares, or the Statement of Designation, and setting forth the rights, preferences and limitations of the Series I Preferred Shares. We will file the Statement of Designation with the Registrar of Corporations of the Republic of The Marshall Islands. A copy of the Statement of Designation may be obtained from us as described under “Where You Can Find Additional Information.”

General

The Series I Preferred Shares offered hereby are a new series of preferred shares. Upon completion of this offering, there will be                Series I Preferred Shares authorized, and                issued and outstanding (or                Series I Preferred Shares issued and outstanding if the underwriters exercise in full their option to purchase additional shares). We may, without notice to or consent of the holders of the then-outstanding Series I Preferred Shares, authorize and issue additional Series I Preferred Shares as well as Parity Securities and Junior Securities (each as defined under “Summary—The Offering—Ranking”) and, subject to the further limitations described under “—Voting Rights,” Senior Securities (as defined under “Summary—The Offering—Ranking”).

The holders of our common shares are entitled to receive, to the extent permitted by law, such dividends as may from time to time be declared by our board of directors. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common shares are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders of shares of any class or series of capital stock (including the Series I Preferred Shares) having preferential rights to receive distributions of our assets. Please read “Description of Capital Stock.”

The Series I Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. When issued and paid for in the manner described in this prospectus supplement, the Series I Preferred Shares offered hereby will be fully paid and nonassessable. Each Series I Preferred Share will have a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series I Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series I Preferred Shares will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series I Preferred Shares offered hereby will be represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series I Preferred Shares will be entitled to receive a certificate representing such shares unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series I Preferred Shares will not be convertible into common shares or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series I Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Series I Preferred Shares are subject to redemption, in whole or in part, at our option commencing on October 30, 2023. Please read “—Redemption.”

American Stock Transfer & Trust Company, LLC is the paying agent, or the Paying Agent, and the registrar and transfer agent, or the Registrar and Transfer Agent, for the Series I Preferred Shares. The address of the Paying Agent is 6201 15th Avenue, Brooklyn, New York 11219.

Ranking

In addition to our Series I Preferred Shares, we have established five other series of preferred shares.

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Series D Preferred Shares. As of June 30, 2018, a total of 7,017,313 Series D preferred shares are issued and outstanding. The Series D preferred shares are redeemable by us at any time on or after January 30, 2018 and cash dividends accrue at a rate of 7.95% per annum per $25.00 of liquidation preference per share. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder. On March 13, 2018, we issued 1,986,449 Series D preferred shares in payment of the acquisition consideration under the GCI Acquisition. As the initial holders of the 1,986,449 Series D preferred shares have a right commencing on September 13, 2019 and ending on October 13, 2019 to cause us to repurchase any of these shares they hold at that time for a price of $24.84 per share, these Series D preferred shares are recorded as temporary equity.

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Series E Preferred Shares. As of June 30, 2018, a total of 5,415,937 Series E preferred shares are issued and outstanding. The Series E preferred shares are redeemable by us at any time on or after February 13, 2019 and cash dividends accrue at a rate of 8.25% per annum per $25.00 of liquidation preference per share. The Series E preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

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Series F Preferred Shares. As of June 30, 2018, a total of 5,600,000 Series F preferred shares were issued and outstanding. On July 23, 2018, we redeemed all of our outstanding Series F preferred shares.

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Series G Preferred Shares. As of June 30, 2018, a total of 7,800,800 Series G preferred shares are issued and outstanding. The Series G preferred shares are redeemable by us at any time on or after June 16, 2021 and cash dividends accrue at a rate of 8.20% per annum per $25.00 of liquidation preference per share. The Series G preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

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Series H Preferred Shares. As of June 30, 2018, a total of 9,025,105 Series H preferred shares are issued and outstanding. The Series H preferred shares are redeemable by us at any time on or after August 11, 2021 and cash dividends accrue at a rate of 7.875% per annum per $25.00 of liquidation preference per share. The Series H preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

The rights, preferences and limitations of the Series D, Series E, Series G and Series H preferred shares are described in more detail under “Description of Capital Stock” above.

The Series I Preferred Shares rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs:

•	senior to the Junior Securities;

•	on a parity with the Parity Securities; and

•	junior to any Senior Securities.

Under the Statement of Designation, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series I Preferred Shares. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. Our board of directors will also determine the number of shares constituting each series of securities. Our ability to issue additional Parity Securities or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

The holders of outstanding Series I Preferred Shares are entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common shares or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series I Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series I Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series I Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series I Preferred Shares have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly dividends, whether consecutive or not, payable on the Series I Preferred Shares are in arrears, the holders of the Series I Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series D, Series E, Series G and Series H preferred shares), at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series I Preferred Shares voted as a class for the election of such director). The right of such holders of Series I Preferred Shares to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series I Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series I Preferred Shares and any other Parity Securities (including the Series D, Series E, Series G and Series H preferred shares) to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series I Preferred Shares and any other Parity Securities (including the Series D, Series E, Series G and Series H preferred shares) shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series I Preferred Shares, voting as a single class, we may not adopt any amendment to our articles of incorporation that adversely alters the preferences, powers or rights of the Series I Preferred Shares.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series I Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series D, Series E, Series G and Series H preferred shares), we may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series I Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series I Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Series I Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote. As of June 30, 2018, there were 7,017,313 Series D preferred shares outstanding, 5,415,937 Series E preferred shares outstanding, 5,600,000 Series F preferred shares outstanding, 7,800,800 Series G preferred shares outstanding and 9,025,105 Series H preferred shares outstanding. On July 23, 2018, we redeemed all of our outstanding Series F preferred shares. The Series I Preferred Shares will represent approximately     % of the total voting power of the Series D preferred shares, the Series E preferred shares, the Series G preferred shares, the Series H preferred shares and the Series I Preferred Shares, assuming the underwriters do not exercise their option to purchase additional shares. Assuming that we issue                Series I Preferred Shares in this offering (assuming the underwriters exercise in full their option to purchase additional shares), the Series I Preferred Shares will represent approximately     % of the total voting power of the Series D preferred shares, the Series E preferred shares, the Series G preferred shares, the Series H preferred shares and the Series I Preferred Shares.

Dividends

General

Holders of Series I Preferred Shares offered hereby will be entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash dividends from September     , 2018.

Dividend Rate

Dividends on the Series I Preferred Shares offered hereby will be cumulative, commencing on September     , 2018, and payable on each Dividend Payment Date, commencing October 30, 2018, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. From and including the original issue date to, but excluding, October 30, 2023, (the “Fixed Rate Period”) dividends on the Series I Preferred Shares will accrue at a rate of    % per annum per $25.00 stated liquidation preference per Series I Preferred Shares. From and including October 30, 2023 (the “Floating Rate Period”), the dividend rate will be a floating rate equal to the Three-Month LIBOR Rate (as defined below) plus a spread of    % per annum per $25.00 stated liquidation preference per Series I Preferred Share.

For each Dividend Period during the Floating Rate Period, the “Three-Month LIBOR Rate” will be determined by us, as of the applicable Dividend Determination Date (as defined below), in accordance with the following provisions:

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the Three-Month LIBOR Rate will be the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date; or

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if no such rate appears on “Reuters Page LIBOR01” or if the “Reuters Page LIBOR01” is not available at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date, then we will select four nationally-recognized banks in the London interbank market and request that the principal London officers of those four selected banks provide us with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Dividend Determination Date for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in our discretion, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York City time) on that Dividend Determination Date for such Dividend Period by three nationally-recognized banks in New York, New York, selected by us, for loans in U.S. dollars to nationally-recognized European banks (as selected by us), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in our discretion, is representative of a single transaction in U.S. dollars in that market at that time. If no quotation is provided as described above, then if a Calculation Agent (as defined below) has not been appointed at such time, we will appoint a Calculation Agent who shall, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for the second London Business Day immediately preceding the first day of such Dividend Period in its sole discretion. If the Calculation Agent is unable or unwilling to determine LIBOR as provided in the immediately preceding sentence, the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the Three-Month LIBOR Rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the immediately preceding sentence, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Three-Month LIBOR Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

Notwithstanding the foregoing:

•

If we determine on the relevant Dividend Determination Date that the Three-Month LIBOR Rate has been discontinued, then we will appoint a Calculation Agent and the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the Three-Month LIBOR Rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate, and

•

If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Three-Month LIBOR Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“Calculation Agent” means a third party independent financial institution of national standing with experience providing such services, which has been selected by us.

“Dividend Determination Date” means the London Business Day (as defined below) immediately preceding the first date of the applicable Dividend Period.

“Dividend Period” means the period from, and including, a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the original issue date of the Series I Preferred Shares to, but excluding October 30, 2018.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Reuters Page LIBOR01” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace the LIBOR01 page on that service, or such other service as may be nominated by the ICE Benchmark Administration Limited, or ICE, or its successor, or such other entity assuming the responsibility of ICE or its successor in the event ICE or its successor no longer does so, as the successor service, for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Dividend Payment Dates

The “Dividend Payment Dates” for the Series I Preferred Shares will be each January 30, April 30, July 30 and October 30, commencing October 30, 2018 for the Series I Preferred Shares offered hereby. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated dividends at the applicable dividend rate. If any Dividend Payment Date during the Fixed Rate Period otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends for the period between the Dividend Payment date and such immediately succeeding Business Day. If any Dividend Payment Date during the Floating Rate Period otherwise would fall on a day that is not a Business Day, then the Dividend Payment Date will be the immediately succeeding Business Day. If any such Dividend Payment Date is postponed during the Floating Rate Period as described in the immediately preceding sentence, the amount of the dividend for the relevant Dividend Period will be adjusted accordingly. Dividends payable on the Series I Preferred Shares for any Dividend Period during the Fixed Rate Period will be calculated based on a 360-day year consisting of twelve 30-day months. Dividends payable on the Series I Preferred Shares for any Dividend Period during the Floating Rate Period will be calculated based on a 360-day year and the number of days actually elapsed during such Dividend Period.

“Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series I Preferred Shares that have been declared by our board of directors to the holders of such shares as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”) will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by our board of directors in accordance with our bylaws then in effect and the Statement of Designation.

So long as the Series I Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series I Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series I Preferred Shares and any Parity

Securities (including the Series D, Series E, Series G and Series H preferred shares) through the most recent respective dividend payment dates and (b) we are in compliance with the Net Worth to Preferred Stock Ratio described below under “—Net Worth Covenant.” Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series I Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series I Preferred Shares and any Parity Securities (including the Series D, Series E, Series G and Series H preferred shares) have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series I Preferred Shares and any Parity Securities (including the Series D, Series E, Series G and Series H preferred shares) are paid, any partial payment will be made pro rata with respect to the Series I Preferred Shares and any Parity Securities (including the Series D, Series E, Series G and Series H preferred shares) entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series I Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “—Dividends—Dividend Rate,” no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series I Preferred Shares.

Redemption

Optional Redemption

Commencing on October 30, 2023, we may redeem, at our option, in whole or in part, the Series I Preferred Shares at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (a) the redemption date, (b) the number of Series I Preferred Shares to be redeemed and, if less than all outstanding Series I Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (c) the redemption price, (d) the place where the Series I Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (e) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series I Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by us, and such shares will be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Series I Preferred Shares are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series I Preferred Shares to be redeemed, and the Securities Depository will determine the number of Series I Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series I Preferred Shares for its own account). A participant may determine to redeem Series I Preferred Shares from some beneficial owners (including the participant itself) without redeeming Series I Preferred Shares from the accounts of other beneficial owners.

So long as the Series I Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series I Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as our shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series I Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series I Preferred Shares entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series I Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series I Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series I Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series I Preferred Shares, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series I Preferred Shares. Any shares repurchased and cancelled by us will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Series I Preferred Shares and any Parity Securities (including the Series D, Series E, Series G and Series H preferred shares) have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series I Preferred Shares or Parity Securities (including the Series D, Series E, Series G and Series H preferred shares) except pursuant to a purchase or exchange offer made on the same terms to all holders of Series I Preferred Shares and any Parity Securities (including the Series D, Series E, Series G and Series H preferred shares). Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Series I Preferred Shares and any Parity Securities (including the Series D, Series E, Series G and Series H preferred shares) for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

No Sinking Fund

The Series I Preferred Shares will not have the benefit of any sinking fund.

Net Worth Covenant

The Statement of Designation includes a restrictive covenant that we shall not permit the Net Worth to Preferred Stock Ratio (as defined below) to be less than or equal to 1.00.

We will not declare, pay or set apart for payment any cash dividend on any Junior Securities unless we are in compliance with the foregoing covenant. Compliance with the foregoing covenant shall be measured on the last day of each of our fiscal quarters, commencing September 30, 2018. Within 60 days after the end of each fiscal quarter, we shall deliver to the Registrar and Transfer Agent an officer’s certificate confirming compliance with the covenant described above. Each such certificate will be made available to the holders of the Series I Preferred Shares upon request to the Registrar and Transfer Agent. We shall mail, within five Business Days of the discovery thereof, to all holders of the Series I Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with the covenant described above.

For purposes of the Net Worth to Preferred Stock Ratio covenant, the following definitions shall apply:

“Cash and Cash Equivalents” means, as of a given date, our cash and cash equivalents as determined in accordance with U.S. GAAP.

“Common Stock” means any of our capital stock that is not Preferred Stock.

“Intangible Assets” means, in respect of Seaspan Corporation as of a given date, the intangible assets of Seaspan Corporation of the types, if any, presented in Seaspan Corporation’s consolidated balance sheet.

“Net Worth” means, as of a given date, the result of, without duplication:

(a)	Total Assets, less

(b)	Intangible Assets, less

(c)	Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board Accounting Standards Codification 820).

“Net Worth to Preferred Stock Ratio” means, as of a given date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of Seaspan Corporation as of a given date, the non-recourse liabilities as described in subparts (a)-(h) of the definition of Total Borrowings and of the types, if any, presented in Seaspan Corporation’s consolidated financial statements.

“Preferred Stock” means any of our capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, over shares of our Common Stock including, without limitation, our Series D preferred shares, Series E preferred shares, Series G preferred shares, Series H preferred shares and Series I Preferred Shares.

“Preferred Stock Amount” means, in respect of any series of Preferred Stock, the sum, without duplication, of (x) the aggregate liquidation preference of the outstanding shares of such Preferred Stock as of the relevant measurement date and (y) the aggregate amount of any accumulated and unpaid dividends or other distributions in respect of the outstanding shares of such Preferred Stock as of the relevant measurement date.

“Total Assets” means, in respect of Seaspan Corporation on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a)	all of the assets of Seaspan Corporation of the types presented on its consolidated balance sheet; less

(b)	Cash and Cash Equivalents; less

(c)	Non-Recourse Liabilities; less

(d)

indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Seaspan Corporation is required to record on its books under U.S. GAAP even though Seaspan Corporation is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of Seaspan Corporation on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a)	the outstanding principal amount of any moneys borrowed; plus

(b)	the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)	the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)	the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e)

the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de- recognition under U.S. GAAP); plus

(f)

the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)	any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus

(h)

the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by Seaspan Corporation to the extent that such guaranteed indebtedness is determined and given a value in respect of Seaspan Corporation on a consolidated basis in accordance with U.S. GAAP; less

(i)	Cash and Cash Equivalents; less

(j)	Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(a)	indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(b)

indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Seaspan Corporation is required to record on its books under U.S. GAAP even though Seaspan Corporation is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

For purposes of the foregoing provisions and definitions, any accounting term, phrase, calculation, determination or treatment used, required or referred to in this “Net Worth Covenant” subsection is to be construed in accordance with U.S. GAAP in effect as of December 31, 2017.

Book-Entry System

All Series I Preferred Shares offered hereby will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by us), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Series I Preferred Shares offered hereby will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series I Preferred Shares offered hereby will be entitled to receive a certificate evidencing such shares unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by us to holders of the Series I Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Series I Preferred Shares, each purchaser of Series I Preferred Shares must rely on (a) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series I Preferred Shares and (b) the records of the Securities Depository and its participants to evidence its ownership of such Series I Preferred Shares.

So long as the Securities Depository (or its nominee) is the sole holder of the Series I Preferred Shares, no beneficial holder of the Series I Preferred Shares will be deemed to be a shareholder of us. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e. ownership interests) held by its participants in the Series I Preferred Shares, whether as a holder of the Series I Preferred Shares for its own account or as a nominee for another holder of the Series I Preferred Shares.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Accordingly, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to certain shareholders’ rights.

SHAREHOLDER MEETINGS

MARSHALL ISLANDS	DELAWARE
• Held at a time and place as designated in the bylaws	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

• May be held within or outside the Marshall Islands	• May be held within or outside Delaware

• Notice:	• Notice:

•  Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

•  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

SHAREHOLDERS’ VOTING RIGHTS

MARSHALL ISLANDS	DELAWARE
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Shareholders may act by written consent signed by the holders of outstanding shares having the number of votes necessary to take action at a meeting

• Any person authorized to vote may authorize another person to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy

•  Unless otherwise provided in the articles of incorporation either in person or by proxy, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

•  For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

MARSHALL ISLANDS	DELAWARE
• The articles of incorporation may provide for cumulative voting	• The certificate of incorporation may provide for cumulative voting

DIRECTORS

MARSHALL ISLANDS	DELAWARE
• Board must consist of at least one member	• Board must consist of at least one member

• Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board

•  Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

• If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

• Removal:	• Removal:

•  Any or all of the directors may be removed for cause by vote of the shareholders

•  If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders

•  Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part

DISSENTERS’ RIGHTS OF APPRAISAL

MARSHALL ISLANDS	DELAWARE
• Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their share	• Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to exceptions

•  A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•  The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets

MARSHALL ISLANDS	DELAWARE
• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

SHAREHOLDERS’ DERIVATIVE ACTIONS

MARSHALL ISLANDS	DELAWARE

•  An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

•  In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands

• Attorney’s fees may be awarded if the action is successful

•  Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations that may be relevant to prospective shareholders who may purchase Series I Preferred Shares from the selling security-holders and, unless otherwise noted in the following discussion, is the opinion of White & Case LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our Series I Preferred Shares that own the our Series I Preferred Shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, holders whose “functional currency” is not the U.S. dollar, holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power or value of all classes of our stock, persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the Series I Preferred Shares to their financial statements under section 451 of the Code, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that will hold our Series I Preferred Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Series I Preferred Shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Series I Preferred Shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Series I Preferred Shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of White & Case LLP. An opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinion and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our Series I Preferred Shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Series I Preferred Shares that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien, or a U.S. Individual Holder; (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either (i) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Series I Preferred Shares

Subject to the discussion of PFICs below, any distributions made by us with respect to our Series I Preferred Shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series I Preferred Shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series I Preferred Shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our Series I Preferred Shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the Series I Preferred Shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our Series I Preferred Shares will be treated as foreign source income and generally will be treated as “passive category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our Series I Preferred Shares by a U.S. Holder who is an individual, trust or estate, or a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Sale, Exchange or Other Disposition of Our Series I Preferred Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our Series I Preferred Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such Series I Preferred Shares.

Gain or loss recognized upon a sale, exchange or other disposition of our Series I Preferred Shares generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, White & Case LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, including:

•	all time charters we have entered into are similar in all material respects to those we have provided to White & Case LLP;

•

the income from our chartering activities with China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, COSCO Shipping Lines Co., Ltd., or COSCON, Mitsui O.S.K. Lines, Ltd., or MOL, Kawasaki Kisen Kaisha Ltd., or K-Line, and Yang Ming Marine Transport Corp., or Yang Ming Marine, will be greater than 25% of our total gross income at all relevant times;

•	the gross value of our vessels chartered to CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will exceed the gross value of all other assets we own at all relevant times;

•	the estimated useful life of each of our vessels subject to a time charter will be 30 years from the date of delivery under the charter; and

•	the total payments due to us under the charters are substantially in excess of the bareboat charter rate for comparable vessels in effect at the time the time charters were executed.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of White & Case LLP may not be sustained by a court if contested by the IRS.

Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election, would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income.

The U.S. Holder’s adjusted tax basis in our Series I Preferred Shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our Series I Preferred Shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our Series I Preferred Shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our Series I Preferred Shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our Series I Preferred Shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Series I Preferred Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our Series I Preferred Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our Series I Preferred Shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our Series I Preferred Shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our Series I Preferred Shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of our Series I Preferred Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our Series I Preferred Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our Series I Preferred Shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Series I Preferred Shares) and (b) any gain realized on the sale, exchange or other disposition of our Series I Preferred Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our Series I Preferred Shares;

•

the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which (a) a U.S. Holder owns Series I Preferred Shares, (b) we are a PFIC and (c) the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our Series I Preferred Shares. In addition, if a U.S. Individual Holder is an individual who dies while owning our Series I Preferred Shares, such U.S. Individual Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirement, as well as the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Medicare Tax on Net Investment Income

Certain Non-Corporate U.S. Holders currently are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our Series I Preferred Shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Series I Preferred Shares.

U.S. Return Disclosure Requirements for U.S. Individual Holders

Generally, U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our Series I Preferred Shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Series I Preferred Shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Series I Preferred Shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions on Our Series I Preferred Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our Series I Preferred Shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Series I Preferred Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our Series I Preferred Shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Series I Preferred Shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our Series I Preferred Shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

MATERIAL NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Canadian Federal Income Tax Considerations

The following discussion is the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada), or the Canada Tax Act, as of the date of this prospectus supplement, that we believe are relevant to prospective shareholders who may acquire Series I Preferred Shares pursuant to this offering, where such prospective shareholders are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980, or the Canada-U.S. Treaty, resident only in the United States, who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us or U.S. Resident Holders. This discussion may not apply to United States limited liability companies or insurers; accordingly, such holders should consult their own tax advisors. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the current provisions of the Canada Tax Act and the regulations thereunder in force as of the date of the prospectus supplement, all specific proposals to amend the Canada Tax Act or the regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals), the current provisions of the Canada-U.S. Treaty, and our understanding of the published administrative policies and assessing practices of the Canada Revenue Agency. This discussion assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that this will be the case. This discussion is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or in the administrative or assessing policies and practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations.

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. This opinion also assumes that the Series I Preferred Shares are “treaty-exempt property” (as defined in the Canada Tax Act) to such U.S. Resident Holders. Based on the Canada Tax Act as currently enacted, we will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping,” all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping,” and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping,” we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. We have been advised by Reeder & Simpson, P.C., that a Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Please see “Item 4. Information on the Company—B. Business Overview—Taxation of the Company— Canadian Taxation” in our 2017 Annual Report for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

This discussion is general in nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder and no representation with respect to the consequences to any particular shareholder is made.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

UNDERWRITING

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of Series I Preferred Shares set forth opposite its name below.

Underwriter	Number of Series I Preferred Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated
Citigroup Global Markets Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Series I Preferred Shares sold under the underwriting agreement if any of these Series I Preferred Shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have an option to buy up to                 additional Series I Preferred Shares from us solely to cover over-allotments, if any, of Series I Preferred Shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any Series I Preferred Shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional Series I Preferred Shares are purchased, the underwriters will offer such additional Series I Preferred Shares on the same terms on which the Series I Preferred Shares are being offered.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Series I Preferred Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Series I Preferred Shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect that delivery of the Series I Preferred Shares will be made against payment therefor on or about the date specified on the cover of this prospectus supplement, which will be the fifth business day following the date of pricing of the Series I Preferred Shares (this settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series I Preferred Shares prior to the delivery hereunder will be required, by virtue of the fact that the Series I Preferred Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series I Preferred Shares who wish to make such trades should consult their own advisor.

Commissions and Expenses

The underwriters have advised us that they propose initially to offer the Series I Preferred Shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per Series I Preferred Share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $        per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Share	Total
Public offering price(1)	$	$
Underwriting discount and commissions paid by us	$	$
Proceeds to us, before expenses	$	$

(1)

We have granted the underwriters an option for a period of 30 days to purchase                additional Series I Preferred Shares to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and total proceeds to us before expenses will be $        .

The expenses of the offering, not including the underwriting discount, are estimated at $750,000 and are payable by us.

No Sale of Similar Securities

We have agreed that, for a period of 30 days from the date of this prospectus supplement, we will not, without the prior written consent of the underwriters, dispose of or hedge any of our existing preferred shares or any securities convertible into or exchangeable for our existing preferred shares. The underwriters, in their sole discretion, may release any of the securities subject to this lock-up agreement at any time without notice.

New York Stock Exchange Listing

No market currently exists for our Series I Preferred Shares. We intend to apply to list our Series I Preferred Shares on the NYSE. If the application is approved, trading of the Series I Preferred Shares is expected to commence within 30 days after the initial delivery of the Series I Preferred Shares. The underwriters have advised us that they intend to make a market in the Series I Preferred Shares prior to commencement of any trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series I Preferred Shares.

Stabilization

Until the distribution of the Series I Preferred Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Series I Preferred Shares. However, the underwriters may engage in transactions that have the effect of stabilizing the price of the Series I Preferred Shares, such as bids or purchases that peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Series I Preferred Shares in the open market. These transactions may include stabilizing transactions, short sales and purchases on the open market to cover positions created by short sales. Stabilizing transactions consist of various activities such as purchases of Series I Preferred Shares made by the underwriters in the open market prior to the completion of the offering. Short sales involve the sale by the underwriters of a greater number of Series I Preferred Shares than they are required to purchase in the offering. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing our Series I Preferred Shares in the open market. In making this determination, the underwriters will consider, among other things, the price of our Series I Preferred Shares available for purchase in the open market compared to the price at which the underwriters may purchase our Series I Preferred Shares through the option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series I Preferred Shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase our Series I Preferred Shares in the open market to cover the position.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Series I Preferred Shares or preventing or retarding a decline in the market price of our Series I Preferred Shares. As a result, the price of our Series I Preferred Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Series I Preferred Shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflict of Interest

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of some of the underwriters are parties to our credit facilities.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, potentially including the Series I Preferred Shares offered hereby. Any such short positions could adversely affect future trading prices of the Series I Preferred Shares offered hereby. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

The Series I Preferred Shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Series I Preferred Shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Series I Preferred Shares or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus has been prepared on the basis that any offer of Series I Preferred Shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Series I Preferred Shares. This prospectus is not a prospectus for the purposes of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

The Series I Preferred Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Series I Preferred Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Series I Preferred Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Series I Preferred Shares may not be circulated or distributed, nor may the Series I Preferred Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Series I Preferred Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Series I Preferred Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The Series I Preferred Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Series I Preferred Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company or the Series I Preferred Shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of Series I Preferred Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of Series I Preferred Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Series I Preferred Shares.

Notice to Prospective Investors in Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”), has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Series I Preferred Shares.

Accordingly, the shares of Series I Preferred Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Series I Preferred Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Series I Preferred Shares. The shares of Series I Preferred Shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Series I Preferred Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Series I Preferred Shares. The shares of Series I Preferred Shares may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the Series I Preferred Shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by White & Case LLP, New York, New York and by Blake, Cassels & Graydon LLP Vancouver, British Columbia. White & Case LLP and Blake, Cassels & Graydon LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been audited by KPMG LLP, independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the reports of KPMG LLP, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Greater China Intermodal Investments LLC as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 have been audited by KPMG LLP, independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the report of KPMG LLP, which report is also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

EXPENSES

We estimate the expenses in connection with the issuance and distribution of our Series I Preferred Shares, other than underwriting discounts and commissions, as follows:

Legal Fees and Expenses	$600,000
Accountants’ Fees and Expenses	75,000
Printing Expenses	65,000
Transfer Agent Fees and Expenses	5,000
Miscellaneous Costs	5,000

Total	$750,000

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file and furnish annual and other reports with the SEC. You may read and copy any document that we file or furnish with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-(800) SEC-0330, and you may obtain copies of documents at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you can obtain information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The SEC allows us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information included in or incorporated by reference into this document.

We incorporate by reference into this prospectus supplement the documents listed below:

•

Reports of Foreign Private Issuer on Form 6-K, furnished to the SEC on March 6, 2018, March 14, 2018, March 30, 2018, April 9, 2018, April 13, 2018, April 20, 2018, May 4, 2018, May 11, 2018 May 31, 2018, June 11, 2018, June 15, 2018 (two filings), June 21, 2018, July 16, 2018, July 23, 2018, August 6, 2018, August 13, 2018, September 4, 2018 and September 12, 2018.

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 6, 2018.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain Reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the base prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the base prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the base prospectus as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

Attention: Chief Financial Officer

Information Provided by the Company

We will furnish, on request, to holders of our Series I Preferred Shares annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

Enforceability of Civil Liabilities

We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Glossary of Shipping Terms

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual Survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat Charter. A charter of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the vessel operating expenses, including crewing, and voyage expenses of the vessel and for the management of the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers. Heavy fuel and diesel oil used to power a vessel’s engines.

Charter. The hire of a vessel for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charter party.

Charterer. The party that charters a vessel.

Classification Society. An independent organization that certifies that a vessel has been built and maintained according to the organization’s rules for that type of vessel and complies with the applicable rules and regulations of the flag state and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Dry-Docking. The removal of a vessel from the water for inspection and, if needed, repair of those parts of a vessel that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a “special survey.”

Flag State. The country of a vessel’s registry.

Hire Rate. The payment to the shipowner from the charterer for the use of the vessel.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate Survey. The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each “special survey.”

Newbuilding. A new vessel under construction or just completed.

Off-Charter. The period in which a vessel is not in service under a time charter and, accordingly, we do not receive hire.

Off-Hire. The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry- docking and surveys, whether or not scheduled.

Protection and Indemnity (or P&I) Insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping. The sale of a vessel as scrap metal.

Special Survey. The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.

Spot Market. The market for immediate chartering of a vessel, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time Charter. A charter under which the shipowner hires out a vessel for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses, while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid the hire rate, which accrues on a daily basis.

Vessel Operating Expenses. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs.

PROSPECTUS

$2,000,000,000 of

Class A Common Shares,

Preferred Shares, Convertible Preferred Shares,

Debt Securities, Convertible Debt Securities,

Warrants and Units Offered by the Company

and

40,976,535 Class A Common Shares

Offered by Selling Security-holders

Seaspan Corporation

We may offer to the public from time to time in one or more series or issuances Class A common shares, or common shares, preferred shares, convertible preferred shares, debt securities, convertible debt securities, warrants or units.

In addition, the selling security-holders identified in this prospectus may offer and resell up to 40,976,535 common shares. These common shares were issued pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. We will not receive any of the proceeds from the sale of these common shares by the selling security-holders.

We may, from time to time, offer to sell the securities and the selling security-holders identified in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may from time to time offer to sell the common shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. We may sell the securities and the selling security-holders may sell the common shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. For additional information on the methods of sale that may be used by us or the selling security-holders, please see “Plan of Distribution.”

Each time we or a selling security-holder sells securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Our common shares trade on The New York Stock Exchange under the symbol “SSW.”

You should carefully consider each of the factors described under “Risk Factors” beginning on page 5 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2018.

You should rely only on the information contained in this prospectus, any prospectus supplement, any related free writing prospectus and the documents incorporated by reference into this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any related free writing prospectus, as well as the information we file with the U.S. Securities and Exchange Commission, or SEC, that is incorporated by reference into this prospectus, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement, a free writing prospectus or a future filing with the SEC incorporated by reference into this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this process, we may offer and sell our securities under this prospectus and the selling security-holders referred to in the prospectus and identified in supplements to this prospectus may offer and resell from time to time our common shares under this prospectus.

This prospectus does not cover the issuance of any of our common shares by us to the selling security-holders, and we will not receive any of the proceeds from any sale of common shares by the selling security-holders. Except for any underwriting discounts, selling commissions, transfer taxes and fees, which are to be paid by the selling security-holders, we have agreed to pay the expenses incurred in connection with the registration of the common shares owned by the selling security-holders covered by this prospectus.

This prospectus provides you with a general description of the securities we may offer. Each time we or the selling shareholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, and may also contain information about any material U.S. federal income tax and Non-United States tax considerations relating to the securities covered by the prospectus supplement. The information in this prospectus is accurate as of its date. You should read both this prospectus and any prospectus supplement together with additional information under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

Unless otherwise indicated, the term “selling security-holders” as used in this prospectus means the selling security-holders referred to in this prospectus and their donees, pledgees, transferees and other successors-in-interest. Unless otherwise indicated, references in this prospectus to “Seaspan,” the “Company,” “we,” “us” and “our” and similar terms refer to Seaspan Corporation and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common shares described herein, shall mean Seaspan Corporation. Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States.

SEASPAN CORPORATION

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of April 1, 2018, we operated a fleet of 108 containerships and have entered into contracts for the purchase of an additional four newbuilding containerships which have scheduled delivery dates through the second quarter of 2018. Our four newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. As of April 1, 2018, the average age of the 108 vessels in our operating fleet was approximately five years, on a TEU weighted basis.

On March 13, 2018, we acquired (the “GCI Acquisition”) the remaining 89% equity interest of Great China Intermodal Investments LLC (“GCI”) we did not already own from affiliates of The Carlyle Group and the minority owners of GCI. Through the GCI Acquisition, we increased our fleet by 18 modern containerships, two of which are newbuild vessels scheduled for delivery during the second quarter of 2018. We managed each of the 16 operating vessels pursuant to charters prior to the GCI Acquisition.

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein when making a decision whether to invest in our securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-2736. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s web site at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Securities Exchange Act of 1934, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal security-holders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 6, 2018;

•

all subsequent Annual Reports on Form 20-F filed after effectiveness of the registration statement and prior to the time that all of the securities offered by this prospectus have been sold or de-registered;

•	Reports of Foreign Private Issuer on Form 6-K furnished to the SEC on March 6, 2018, March 14, 2018, March 30, 2018, April 9, 2018, April 20, 2018 and May 4, 2018;

•

any subsequent Reports of Foreign Private Issuer on Form 6-K furnished to the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement, and after effectiveness of the registration statement and prior to the time that all of the securities offered by this prospectus have been sold or de-registered, in each case, that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•

the description of our Class A common shares contained in our Registration Statement on Form 8-A filed on August 2, 2005, and amended on March 31, 2011, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference into this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference into this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this document), at no cost, by visiting our website at www.seaspancorp.com, or by writing or calling us at the following address:

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” set forth in this prospectus and those risks discussed in other reports we file with the SEC and that are incorporated into this prospectus by reference, including, without limitation, our Annual Report on Form 20-F. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

RISK FACTORS

Before investing in our securities, you should carefully consider all of the information included or incorporated by reference into this prospectus. When evaluating an investment in our securities, you should carefully consider the following risk factor together with all information included in this prospectus, including those risks discussed under the caption “Risk Factors” in our latest Annual Report on Form 20-F filed with the SEC, which are incorporated by reference into this prospectus, and information included in any applicable prospectus supplement. If any of such risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of March 31, 2018, we had approximately $3.8 billion in aggregate principal amount of debt outstanding under our credit facilities, our 6.375% senior unsecured notes due 2019, our 7.125% senior unsecured notes due 2027 and our 5.50% senior notes due 2025 (collectively, our “Notes”), and capital lease obligations of approximately $684.8 million.

On March 13, 2018, we also entered into a subscription agreement with Odyssey Reinsurance Company, Allied World Assurance Company, Ltd., Northbridge General Insurance Corporation, United States Fire Insurance Company, Zenith Insurance Company and Riverstone Insurance Limited (collectively, the “Fairfax Investors”) for an additional investment of $250 million in our 5.50% senior notes due 2026 to be issued in January 2019 in a private placement with the Fairfax Investors.

Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities, Notes and capital and operating lease arrangements.

We have financed a substantial portion of our fleet and acquisitions with indebtedness incurred under our existing credit facilities, Notes and capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our Notes and capital and vessel operating lease arrangements, both prior to and at maturity, including as of March 31, 2018 and including the assumption of debt in connection with the acquisition of GCI, approximately $432.9 million in the remainder of 2018 and an additional $5.2 billion through 2027. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

If we are not able to refinance outstanding amounts at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our securities, our credit facilities, Notes and capital and operating lease arrangements or may require us to delay certain business activities or capital expenditures or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our credit facilities, Notes or capital or operating lease arrangements with cash flow from operations, we may have to seek to restructure our indebtedness and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt or lease obligations, or if we otherwise default under our credit facilities, Notes or capital or operating lease arrangements, the holders of such debt or lessors could declare all outstanding indebtedness to be immediately due and payable and in the case of (i) our credit facilities and capital or operating lease arrangements, foreclose on the vessels securing such indebtedness and (ii) in the 2025 Notes, foreclose on the equity of GCI, which entity is an intermediate holding company that owns the equity of a number of our indirect vessel owning subsidiaries. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument. If we are unable to repay outstanding borrowings when due, holders of our secured debt also have the right to proceed against the collateral granted to them that secures the indebtedness. The market values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the current U.S. administration recently proposed tariffs on a variety of products exported by China. China has responded in kind which has resulted in further proposals by the current administration to impose tariffs on other Chinese products. In addition, the current U.S. administration has stated that it may seek to implement more protective trade measures not just with respect to China but with respect to other countries in the Asia Pacific region as well. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Our continuing compliance with the requirements of the Sarbanes-Oxley Act of 2002 will depend, in part, on our ability to integrate effectively the internal controls and procedures of GCI with our own.

In connection with the GCI Acquisition, we may assess and make any necessary adjustments to GCI’s internal controls and procedures in order to maintain the overall effectiveness of our internal controls and procedures, to ensure that we continue to deliver accurate and timely financial information and to ensure ongoing compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We have not yet completed our evaluation of GCI’s internal controls. Our failure to accomplish this on a timely basis or at all could compromise our compliance with the Sarbanes-Oxley Act of 2002 and the timeliness and accuracy of our financial reporting, which could reduce investor confidence in our publicly reported consolidated financial statements.

We may experience disruption as a result of the recent and pending departures of a number of members of our senior management.

We have recently experienced a number of changes in our senior management.

•

Our former chief executive officer, Gerry Wang, retired on November 3, 2017 and formally ceased employment on December 31, 2017. Our new president and chief executive officer, Bing Chen, commenced employment in January 2018.

•

Our current chief financial officer, Mr. David Spivak, provided notice that he is exercising his right to terminate his employment with us effective June 29, 2018 to pursue other opportunities. Mr. Spivak will continue in his current role until May 5, 2018, after which Mr. Ryan Courson will be appointed chief financial officer. Mr. Spivak will continue with us as special advisor to the president and chief executive officer through the end of June 2018.

•

Our general counsel and chief operating officer, Mark Chu, provided notice he is exercise his right to terminate his employment with us effective August 31, 2018. Mr. Chu will continue in his current roles until that date.

We may experience disruption as a result of these departures.

USE OF PROCEEDS

Unless we state otherwise in a prospectus supplement, we will use the net proceeds from the sale of securities we offer pursuant to this prospectus for general corporate purposes, including capital expenditures (such as vessel acquisitions), repayment of indebtedness and working capital.

We will not receive any of the proceeds from the sale of common shares by the selling security-holders under this prospectus and any related prospectus supplement. Please see “Selling Security-holders.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of March 31, 2018.

The information in this table should be read in conjunction with the financial statements and the notes thereto incorporated by reference into this prospectus.

(Dollars in thousands)	ACTUAL
Cash and cash equivalents	$333,156

Long-term debt:
Long-term debt (including current portion)(1)	$3,695,550
Long-term obligations under capital lease (including current portion)(1)	675,311
Puttable preferred shares(2)	46,820
Shareholders’ equity(3)
Share capital
Series D preferred shares, $0.01 par value; 20,000,000 shares authorized; 7,017,313 shares issued and outstanding
Series E preferred shares, $0.01 par value; 15,000,000 shares authorized; 5,415,937 shares issued and outstanding
Series F preferred shares, $0.01 par value; 20,000,000 shares authorized; 5,600,000 shares issued and outstanding
Series G preferred shares, $0.01 par value; 15,000,000 shares authorized; 7,800,800 shares issued and outstanding
Series H preferred shares, $0.01 par value; 15,000,000 shares authorized; 9,025,105 shares issued and outstanding
Class A common shares, $0.01 par value; 200,000,000 shares authorized; 135,999,343 shares issued and outstanding	1,689
Treasury shares (Class A common shares)	(371)
Additional paid-in capital	2,852,749
Deficit	(746,759)
Accumulated other comprehensive loss	(23,388)

Total shareholders’ equity	2,083,920

Total capitalization	$6,501,601

(1)

Debt issuance costs related to a recognized liability, including long-term obligations under capital lease, are presented as a direct deduction from the carrying amount of the debt liability in the consolidated balance sheet. As at March 31, 2018, $19.4 million and $9.4 million have been deducted from the carrying amount of long-term debt and long-term obligations under capital lease, respectively.

(2)

1,986,449 additional series D preferred shares were issued on March 13, 2018 at an agreed upon price of $24.84 per share, totaling $49.3 million as partial consideration for the GCI Acquisition. Such securities are being offered pursuant to this prospectus. These series D preferred shares were recorded at fair value being the closing price as of March 13, 2018. As these series D preferred shares are subject to a put right agreement dated March 13, 2018, between the Company and each of Blue Water Commerce, LLC, Greater China Industrial Investments LLC and Tiger Management Limited, by which the initial holders can put these shares back to us for repurchase at a price of $24.84 per share commencing 18 months after March 13, 2018 for a period of one month, these series D preferred shares were recorded as temporary equity on our financial statements in accordance with ASC 480.

(3)

Does not include our series A preferred shares, series B preferred shares, series C preferred shares, series R preferred shares, Class B common shares and Class C common shares, none of which are issued or outstanding.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Our common shares are traded on the NYSE under the symbol “SSW.” The following table sets forth, for the periods indicated, the high and low sales price per common share, as reported on The New York Stock Exchange, and the amount of quarterly cash dividends declared per share. The closing sales price of our common shares on The New York Stock Exchange on May 2, 2018 was $8.26 per share.

	Price Ranges		Quarterly Cash Dividends(1)
	High	Low
Years Ended
December 31, 2013	$25.10	$16.46
December 31, 2014	24.36	16.81
December 31, 2015	20.87	14.02
December 31, 2016	20.00	8.08
December 31, 2017	11.76	5.02
Quarters Ended
March 31, 2016	$20.00	$13.67	$0.3750
June 30, 2016	18.36	13.53	0.3750
September 30, 2016	15.49	13.16	0.3750
December 31, 2016	13.67	8.08	0.3750
March 31, 2017	11.76	6.05	0.1250
June 30, 2017	7.50	5.02	0.1250
September 30, 2017	7.91	6.22	0.1250
December 31, 2017	7.70	5.63	0.1250
March 31, 2018	7.71	5.53	0.1250
Months Ended
September 30, 2017	$7.49	$6.68
October 31, 2017	7.70	6.72
November 30, 2017	7.12	5.64
December 31, 2017	7.18	5.63
January 31, 2018	7.73	6.55
February 28, 2018	7.36	6.10
March 31, 2018	6.86	5.53
April 30, 2018	7.78	6.69
May 30, 2018(2)	8.26	8.04

(1)	Dividends are shown for the quarter with respect to which they were declared.
(2)	Period ending May 2, 2018.

SELLING SECURITY-HOLDERS

This prospectus covers the offering for resale of 40,976,535 Class A common shares by selling security-holders. The Class A common shares consist of 2,514,996 shares issued on March 13, 2018 pursuant to a share subscription agreement and 38,461,539 shares issuable upon the exercise of the Fairfax Warrants issued on February 14, 2018, in each case, in transactions exempt from registration under the Securities Act prior to the original filing date of the registration statement of which this prospectus forms a part.

The selling security-holders are expected to consist of those security-holders who have the right to include their securities in a registration or offering effected by us under the terms of our previously disclosed Registration Rights Agreement, dated as of March 13, 2018, between us and an investor party thereto and our previously disclosed Registration Rights Agreement, dated February 14, 2018, between us, the investors party thereto and certain of our subsidiaries party thereto.

RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to (a) fixed charges and (b) fixed charges and preference dividends for the periods presented:

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016		2015	2014	2013
Ratio of earnings to fixed charges(1)	2.4	2.0	—	(2)	2.5	2.1	4.7
Ratio of earnings to fixed charges and preference dividends(1)	1.8	1.4	—	(2)	1.8	1.5	3.2
Dollar amount (in thousands) of deficiency in earnings to fixed charges		—	142,850		—	—	—
Dollar amount (in thousands) of deficiency in earnings to fixed charges and preference dividends		—	196,935		—	—	—

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges and to fixed charges and preference dividends:

•

“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and

•

“preference dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate applicable to continuing operations.

The ratios of earnings to fixed charges and to fixed charges and preference dividends are ratios that we are required to present in this prospectus and have been calculated in accordance with Commission rules and regulations. These ratios have no application to our credit and lease facilities and preferred shares and we believe they are not ratios generally used by investors to evaluate our overall operating performance.

(2)	The ratio of earnings to fixed charges or to fixed charges and preference dividends for this period was less than 1.0X.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

Under our articles of incorporation, our authorized shares consist of 400,000,000 Class A common shares, par value $0.01 per share, 25,000,000 Class B common shares, par value $0.01 per share, 100 Class C common shares, par value $0.01 per share, and 150,000,000 shares of preferred shares, par value $0.01 per share. As of March 31, 2018, there were issued and outstanding 136,028,797 Class A common shares, no Class B common shares, no Class C common shares, no series A preferred shares, no series B preferred shares, no series C preferred shares, 7,017,313 series D preferred shares, 5,415,937 series E preferred shares, 5,600,000 series F preferred shares, 7,800,800 series G preferred shares, 9,025,105 series H preferred shares and no series R preferred shares.

Common Shares

Our Class A common shares are our only outstanding class of common shares.

Dividends

Under our articles of incorporation, our common shareholders may receive quarterly dividends. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments and our preferred shares, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The Marshall Islands Business Corporations Act, or the BCA, generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend.

Voting

Our common shares each have one vote. A majority of the common shares constitutes a quorum at meetings of the shareholders. Our series F preferred shares are generally entitled to vote together as a single class with the holders of our common shares, on an as-converted basis. The 5,600,000 series F preferred shares outstanding are convertible into class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares as of March 31, 2018.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Removal of Directors; Vacancies

Our articles of incorporation and bylaws provide that directors may be removed with cause upon the affirmative vote of holders of a majority of the shares entitled to vote generally in the election of directors, voting together as a single class. In addition, our articles of incorporation and bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provides otherwise. Our articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors, by resolution of our board of directors, or if applicable, by the longest serving co-chairman of our board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amendments to Our Bylaws

Our articles of incorporation and bylaws grant our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Republic of the Marshall Islands and our articles of incorporation. Shareholders may amend our bylaws by a vote of not less than 66-2/3% of the shares entitled to vote.

Business Combinations

Our articles of incorporation contain provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•

after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting shares that are not owned by the interested shareholder;

•	the shareholder became an interested shareholder prior to the completion of our initial public offering; or

•

the interested shareholder is Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington or any of their affiliates, or any person that purchases shares from any of those individuals or any of their affiliates, provided, the person that purchased such shares does not own more than 1% of our outstanding shares at the time of such acquisition or acquire more than an additional 1% of our outstanding shares other than from those individuals or any of their affiliates.

Generally, a “business combination” includes any merger or consolidation of us or any direct or indirect majority-owned subsidiary of ours with (a) the interested shareholder or any of its affiliates or (b) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity that (a) owns 15% or more of our outstanding voting shares, (b) is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder or (c) the affiliates and associates of any person listed in (a) or (b), except that any person who owns 15% or more of our outstanding voting shares, as a result of action taken solely by us shall not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us, not caused, directly or indirectly, by such person.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our common shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors or officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exchange Listing

Our common shares are listed on The New York Stock Exchange, where they trade under the symbol “SSW.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for our common shares.

Preferred Shares and Convertible Preferred Shares

Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;

•	the number of shares in the series;

•	the dividend terms and conditions of the series;

•	any redemption rights of, or sinking fund for, the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into any other security of our company or any other corporation, and, if so, the terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities (any of which may be senior or subordinated and convertible or not convertible) from time to time in one or more series, under an indenture to be dated as of a date on or prior to our initial issuance of the debt securities. The following description of debt securities sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. Our senior debt securities would be issued under a senior indenture, and our subordinated debt securities would be issued under a subordinated indenture. The senior or subordinated indenture for debt securities and any convertible debt securities, forms of which are included as exhibits to the registration statement of which this prospectus is a part, will be executed at the time we issue applicable debt securities. Any supplemental indentures will be filed with the SEC on a Report of Foreign Private Issuer on Form 6-K or by a post-effective amendment to the registration statement of which this prospectus is a part.

All of the indentures are sometimes referred to in this prospectus collectively as the Indentures and each, individually, as an Indenture. The particular terms of the debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered debt securities, will be described in the applicable prospectus supplement. The Indentures will be qualified under the Trust Indenture Act of 1939, as amended. The terms of the debt securities will include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act.

Our statements below relating to the debt securities and the Indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Indenture and any applicable United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

The provisions of the Indentures do not limit the aggregate principal amount of debt securities which may be issued thereunder. Unless otherwise provided in a prospectus supplement and an applicable supplemental indenture, any senior debt securities will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt, and the subordinated debt securities will be our unsecured obligations, subordinated in right of payment to the prior payment in full of all of our senior indebtedness with respect to such series, as described in the applicable prospectus supplement. Any debt securities may be convertible into common shares.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to any original issue discount securities will describe United States federal income tax consequences and other special considerations applicable to them. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

In addition, the specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement and any pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of the offered debt securities;

•	the price or prices at which the offered debt securities will be issued;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the date or dates on which the principal of the offered debt securities will be payable;

•

the rate or rates (which may be fixed or variable) per year at which the offered debt securities will bear interest, if any, or the method of determining the rate or rates and the date or dates from which interest, if any, will accrue;

•

if the amount of principal, premium or interest with respect to the offered debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which these amounts will be determined;

•	the date or dates on which interest, if any, on the offered debt securities will be payable and the regular record dates for the payment thereof;

•

the place or places, if any, in addition to or instead of the corporate trust office of the trustee, where the principal, premium and interest with respect to the offered debt securities will be payable;

•

the period or periods, if any, within which, the price or prices of which, and the terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, pursuant to optional redemption provisions;

•

the terms on which we would be required to redeem or purchase the offered debt securities pursuant to any sinking fund or similar provision, and the period or periods within which, the price or prices at which and the terms and conditions on which the offered debt securities will be so redeemed and purchased in whole or in part;

•	the denominations in which the offered debt securities will be issued;

•

the form of the offered debt securities and whether the offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	the portion of the principal amount of the offered debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount;

•

if other than U.S. dollars, the currency or currencies in which the offered debt securities will be denominated and payable, and the holders’ rights, if any, to elect payment in a foreign currency or a foreign currency unit other than that in which the offered debt securities are otherwise payable;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the applicable Indenture;

•	the consequences of any failure to pay principal, interest, or, if applicable, any sinking or amortization installment;

•

whether the offered debt securities will be convertible or exchangeable into common shares, and if so, the terms and conditions upon which the offered debt securities will be convertible or exchangeable;

•

whether the offered debt securities will be senior or subordinated debt securities, and if subordinated the aggregate amount of outstanding indebtedness that is senior to the subordinated debt and any limitations on the issuance of additional senior indebtedness, if any;

•	whether the applicable Indenture will include provisions restricting the declaration of dividends or requiring the creation or maintenance of any reserves or of any ratio of assets;

•	any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the offered debt securities; and

•	any other specific terms of the offered debt securities.

Consolidation, Merger and Sale of Assets

The terms of the Indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part provide that we may not consolidate with or merge with or into, any other person or sell, assign, convey, transfer, lease our properties and assets as an entirety or substantially as an entirety to any person, unless:

•

the successor person is a corporation organized and existing under the laws of the Marshall Islands, the United States, any state of the United States or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the debt securities and the applicable Indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the applicable Indenture are met.

Upon any consolidation, merger, sale, assignment, conveyance, transfer or lease of the properties and assets of the Company in accordance with the foregoing provisions, the successor person formed by such consolidation or into which we are merged or to which such sale, assignment, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the applicable Indenture; and thereafter, except in the case of a lease, the Company shall be released from all obligations and covenants under the applicable Indenture and the debt securities.

Events of Default

The terms of the Indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part provide that the debt securities are subject to the following events of default:

(1)	failure to pay principal of or any premium when due;

(2)	failure to pay any interest when due, continued for 30 days;

(3)

failure to perform any of our other covenants in the applicable Indenture, continued for 60 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities, as provided in the applicable Indenture;

(4)

any debt of the Company is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such debt unpaid or accelerated exceeds $50.0 million;

(5)

any judgment or decree for the payment of money in excess of $50.0 million is entered against us and remains outstanding for a period of 90 consecutive days following entry of such judgment and is not discharged, waived or stayed; and

(6)	certain events of bankruptcy, insolvency or reorganization affecting us.

If an event of default, other than an event of default described in clause (6) above, occurs and is continuing, either the trustee under the applicable Indenture or the holders of at least 25% in aggregate principal amount of the outstanding debt securities may declare the principal amount of the debt securities to be due and payable immediately. If an event of default described in clause (6) above occurs, the principal amount of the debt securities and accrued and unpaid interest, if any, will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the debt securities may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and any premium, interest or any additional amounts which are required under the applicable Indenture or the debt securities to be paid by the Company, in each case which have become due as a result of such acceleration, have been cured or waived.

Notwithstanding the foregoing, if we so elect by notice to all holders of record of debt securities and the trustee and paying agent of such election on or before the close of business on the fifth business day prior to the date on which an event of default described below would otherwise occur, the sole remedy under the each Indenture for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) the failure to comply with our annual and quarterly reporting obligations to the trustee and the SEC will, after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the debt securities at an annual rate equal to (i) 0.25% per annum of the outstanding principal amount of the debt securities for each day during the 90-day period beginning on, and including, the date on which such event of default first occurs and on which such event of default is continuing; and (ii) 0.50% per annum of the outstanding principal amount of the debt securities for each day during the 90-day period beginning on, and including, the 91st day following the date on which such event of default first occurs and on which such event of default is continuing. This additional interest will be payable in arrears on the same dates and in the same manner as regular interest on the debt securities. On the 181st day after such event of default first occurs (if not waived or cured prior to such 181st day), such additional interest will cease to accrue and the debt securities will be subject to acceleration as provided above. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the debt securities will be subject to acceleration as provided above. The provisions of the Indentures described in this paragraph will not affect the rights of holders of debt securities in the event of the occurrence of any other events of default.

The trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to the applicable Indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities. In the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the applicable Indenture or that the trustee determines is unduly prejudicial to the rights of any other holder.

No holder will have any right to institute any proceeding under the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the applicable Indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•

the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee;

•	such holder has offered to the trustee such indemnity as is reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request; and

•

the trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the debt securities then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of, interest on and any Additional Amounts with respect any debt security on or after the applicable due date in accordance with the applicable Indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding debt securities may waive any default or event of default unless:

•	we fail to pay the principal of, any interest on or any Additional Amounts with respect to any debt security when due;

•	we fail to comply with any of the provisions of the applicable Indenture that would require the consent of the holder of each outstanding debt security affected.

The Indentures provide that within 90 days after the trustee receives written notice of a default, the trustee shall transmit by mail to all holders, notice of such default hereunder, unless such default shall have been cured or waived. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as the trustee in good faith determines that withholding notice is in the best interest of the holders. In addition, we are required to deliver to the trustee (i) within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year and whether we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and (ii) within 30 days after the occurrence thereof, written notice of any events that would constitute defaults, their status and what action we are taking or propose to take in respect thereof.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

•	the principal of;

•	any premium and accrued and unpaid interest, if any, on; and

•	Additional Amounts, if any, on

its debt securities, on or after the respective due dates expressed or provided for in the applicable Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Modification and Waiver

We and the trustee may amend or supplement the Indentures with respect to the debt securities with the consent (including consents obtained in connection with any tender offer or exchange offer) of the holders of a majority in aggregate principal amount of the outstanding debt securities. In addition, the holders of a majority in aggregate principal amount of the outstanding debt securities may waive our compliance in any instance with any provision of the applicable Indenture without notice to the other holders of debt securities. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding debt securities affected thereby if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or any premium or installment of interest on or any Additional Amounts with respect to the debt securities;

•	reduce the principal amount of or interest on the debt securities or any Additional Amounts with respect thereto;

•	change the currency of payment of principal of, any premium or interest on or any Additional Amounts with respect to the debt securities or change any debt security’s place of payment;

•

reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture or waiver, provided for in the applicable Indenture, or reduce the requirements for quorum or voting;

•

impair the right of any holder to receive payment of principal of and interest on such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the debt securities;

•	impair the right to convert or exchange any debt security into or for securities of the Company or other securities, cash or property in accordance with the debt security’s terms;

•	change the ranking of the debt securities;

•	change our obligation to pay Additional Amounts on any debt security; or

•

modify provisions with respect to modification, amendment or waiver (including waiver of events of default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of the debt securities.

We and the trustee may amend or supplement the Indentures or the debt securities without notice to, or the consent of, the holders of the debt securities to, among other things:

•	cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any holder of the debt securities in any material respect;

•	provide for the assumption by a successor corporation of our obligations under an Indenture;

•	secure the debt securities;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

•	make any change that does not adversely affect the rights of any holder.

The consent of the holders is not necessary under the Indentures to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under an Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indentures by delivering to the trustee for cancellation all outstanding debt securities or depositing with the trustee or delivering to the holders, as applicable, after all outstanding debt securities have become due and payable, or will become due and payable at their stated maturity within one year, cash sufficient to pay and discharge the entire indebtedness all of the outstanding debt securities and all other sums payable under the applicable Indenture by us. Such discharge is subject to terms contained in the applicable Indenture.

Defeasance

We may terminate at any time all our obligations with respect to the debt securities and the Indentures, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. We may also terminate at any time certain of our covenants with respect to the debt securities, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the debt securities, payment of the debt securities may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the debt securities, payment of the debt securities may not be accelerated because of an event of default specified in clause (3) in “—Events of Default” above.

The legal defeasance option or the covenant defeasance option with respect to the debt securities may be exercised only if:

(1)

we irrevocably deposit in trust with the trustee cash or U.S. government obligations or a combination thereof for the payment of principal of (and premium, if any) and interest and Additional Amounts, if any, on the debt securities to maturity,

(2)	such legal defeasance or covenant defeasance does not constitute a default under the applicable Indenture or any other material agreement or instrument binding us,

(3)

no default or event of default has occurred and is continuing on the date of such deposit and, with respect to legal defeasance only, at any time during the period ending on the 123rd day after the date of such deposit (other than, if applicable, a default or event of default with respect to the debt securities resulting from the borrowing of funds to be applied to such deposits),

(4)

in the case of the legal defeasance option, we deliver to the trustee an opinion of counsel stating that we have received from the IRS a letter ruling, or there has been published by the Internal Revenue Service a Revenue Ruling, or since the date of the applicable Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such legal defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred,

(5)

in the case of the covenant defeasance option, we deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(6)

we deliver to the trustee an opinion of counsel to the effect that, after the 123rd day after the date of deposit, all money and U.S. government obligations (or other property as may be provided pursuant to the terms of the applicable Indenture) (including the proceeds thereof) deposited or caused to be deposited with the trustee (or other qualifying trustee) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Company under any U.S. federal or state bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company issued in connection therewith, and

(7)

we deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the debt securities have been complied with as required by the applicable Indenture.

Transfer and Exchange

We will maintain an office in New York City where the debt securities may be presented for registration of transfer or exchange. This office will initially be an office or agency of the trustee. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of debt securities, but any tax or similar governmental charge required by law or permitted by the applicable Indenture because a holder requests any shares to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any note surrendered for purchase except for any portion of that note not being purchased.

We reserve the right to:

•	vary or terminate the appointment of the security registrar or paying agent;

•	appoint additional paying agents; or

•	approve any change in the office through which any security registrar or any paying agent acts.

Payment and Paying Agents

Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company, or DTC, or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the applicable Indenture. In the case of certificated debt securities, payments will be made in U.S. dollars at the office of the trustee or, at our option, by check mailed to the holder’s registered address. We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

We may at any time designate a paying agent or additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Governing Law

The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

Concerning the Trustee

We will enter into the Indentures with a trustee identified in the relevant prospectus supplement that is also qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustee chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We may maintain a banking relationship in the ordinary course of business with our trustee and one or more of its affiliates.

The trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for us as if it were not the trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common shares, preferred shares or other securities. Warrants may be issued independently or together with debt securities, common shares, preferred shares or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The summary of the terms of the warrants contained in this prospectus is not complete and is subject to, and is qualified in its entirety to, all provisions of the applicable warrant agreement, if any, or the applicable form of warrant. Reference is made to the prospectus supplement relating to the particular issue of warrants offered pursuant to such prospectus supplement for the terms of and information relating to such warrants, including, where applicable:

•	the specific designation and aggregate number of, and the offering price at which we will issue, the warrants;

•	the currency in which the offering price, if any, and the exercise price are payable;

•

the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if the warrants may not be continuously exercised throughout that period, the specific date or dates on which the warrants may be exercised;

•	whether the warrants are to be sold separately or with other securities;

•	whether the warrants will be issued in definitive or global form or in any combination of these forms;

•	any applicable material non-U.S. and U.S. federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•	the designation and terms of any equity securities purchasable upon exercise of the warrants;

•	the designation, aggregate principal amount, currency and terms of any debt securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the debt securities, preferred stock or common stock with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which any warrants issued with other securities and the related debt securities, common shares or preferred shares will be separately transferable;

•	the number of common shares or preferred shares purchasable upon exercise of a warrant and the price at which those shares may be purchased;

•

if applicable, the nature and number of securities of third parties or other rights, if any, to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of the warrants;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the antidilution provisions of, and other provisions for changes to or adjustment in the exercise price of or securities issuable upon exercise of, the warrants, if any;

•	any redemption or call provisions; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange or exercise of the warrants.

DESCRIPTION OF UNITS

We may issue units comprised of two or more of debt securities, common shares, preferred shares, warrants and other securities in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. Each unit will be issued under a separate unit agreement to be entered into between us and, at our discretion, a bank or trust company, as unit agent, all as will be set forth in the prospectus supplement relating to the particular issue of units. The unit agent, if any, will act solely as our agent in connection with the units and will not assume any obligation or relationship of agency or trust for or with any holders of units or beneficial owners of units. The summary of the terms of the units contained in this prospectus is not complete and is subject to, and is qualified in its entirety to, all provisions of the applicable unit agreement. Reference is made to the prospectus supplement relating to the particular issue of units offered pursuant to such prospectus supplement for the terms of and information relating to such units, including, where applicable:

•	the specific designation and terms of the units and of the securities comprising the units, and the number of such securities comprising each unit;

•	the price or prices at which such units will be issued and the currency in which such price or prices are payable;

•	whether the units are to be sold separately or with other securities;

•	whether the units will be issued in definitive or global form or in any combination of these forms;

•	any applicable material non-U.S. and U.S. federal income tax consequences;

•	the identity of the units agent for the units and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the units or any securities comprising the units on any securities exchange;

•	the designation and terms of any equity securities or warrants included in the units;

•	the designation, aggregate principal amount, currency and terms of any debt securities included in the units;

•	if applicable, the date from and after which any units and the securities comprising the units will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•

any additional terms of the units or of the securities comprising the units, including terms, procedures and limitations for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material United States federal income tax considerations that may be relevant to prospective holders of our shares and, unless otherwise noted in the following discussion, is the opinion of White & Case LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our common shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, holders whose “functional currency” is not the U.S. dollar, holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power or value of all classes of our stock, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that will hold our common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of White & Case LLP. An opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinion and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our common shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien, or a U.S. Individual Holder; (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Shares

Subject to the discussion below of passive foreign investment companies or PFICs, any distributions made by us with respect to our common shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s common shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s common shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common shares will be treated as foreign source income and generally will be treated as “passive category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our common shares by a U.S. Holder who is an individual, trust or estate, or a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such common shares.

Gain or loss recognized upon a sale, exchange or other disposition of our common shares generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers.

Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, White & Case LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, including:

•	all time charters we have entered into are similar in all material respects to those we have provided to White & Case LLP;

•

the income from our chartering activities with China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, COSCO Shipping Lines Co., Ltd., or COSCON, Mitsui O.S.K. Lines, Ltd., or MOL, Kawasaki Kisen Kaisha Ltd., or K-Line, and Yang Ming Marine Transport Corp., or Yang Ming Marine, will be greater than 25% of our total gross income at all relevant times;

•	the gross value of our vessels chartered to CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will exceed the gross value of all other assets we own at all relevant times;

•	the estimated useful life of each of our vessels subject to a time charter has been and will be 30 years from the date of delivery under the charter; and

•	the total payments due to us under all our of time charters are substantially in excess of the bareboat charter rate for comparable vessels in effect at the time the time charters were executed.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of White & Case LLP may not be sustained by a court if contested by the IRS.

Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election, would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our common shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our common shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our common shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our common shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our common shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares) and (b) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our common shares;

•

the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which (a) a U.S. Holder owns common shares, (b) we are a PFIC and (c) the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common shares. In addition, if a U.S. Individual Holder is an individual who dies while owning our common shares, such U.S. Individual Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirement, as well as the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Medicare Tax on Net Investment Income

Certain Non-Corporate U.S. Holders currently are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our common shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common shares.

U.S. Return Disclosure Requirements for U.S. Individual Holders

Generally, U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our common shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions on Our Common Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our common shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Common Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a U.S. trade or business and the disposition of common shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our common shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

MATERIAL NON-UNITED STATES TAX CONSIDERATIONS

Material Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Material Canadian Federal Income Tax Considerations

The following discussion is the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada), or the Canada Tax Act, as of the date of this prospectus, that we believe are relevant to prospective shareholders who may purchase common shares from the selling security-holders, where such prospective shareholders are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980, or the Canada-U.S. Treaty, resident only in the United States, who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us and the selling security-holder, or U.S. Resident Holders. This discussion may not apply to United States limited liability companies or insurers; accordingly, such holders should consult their own tax advisors. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the current provisions of the Canada Tax Act and the regulations thereunder in force as of the date of the prospectus, all specific proposals to amend the Canada Tax Act or the regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals), the current provisions of the Canada-U.S. Treaty, and our understanding of the published administrative policies and assessing practices of the Canada Revenue Agency. This discussion assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that this will be the case. This discussion is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or in the administrative or assessing policies and practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations.

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. Based on the Canada Tax Act as currently enacted, we will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping,” all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping,” and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping,” we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares. Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. We have been advised by Reeder & Simpson, P.C., that a Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Please see “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” in our Annual Report on Form 20-F for the year ended December 31, 2017 for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

This discussion is general in nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder and no representation with respect to the consequences to any particular shareholder is made.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold:

•	through agents;

•	to or through one or more underwriters on a firm commitment or agency basis;

•	through put or call option transactions relating to the securities;

•	through broker-dealers (acting as agent or principal);

•	directly to purchasers, through a specific bidding or auction process, on a negotiated basis or otherwise;

•	through any other method permitted pursuant to applicable law; or

•	through a combination of any such methods of sale.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or re-allowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement on Form S-3 of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If any such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, the selling security-holders or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We or the selling security-holders may directly solicit offers to purchase the securities and may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us or the selling security-holders to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us or the selling security-holders to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of the indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries.

Under the securities laws of some jurisdictions, the securities offered by this prospectus may be sold in those jurisdictions only through registered or licensed brokers or dealers.

Any person participating in the distribution of securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by that person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids that stabilize, maintain or otherwise affect the price of the offered securities. These activities may maintain the price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In addition, common shares may be issued upon conversion of or in exchange for debt securities or other securities.

Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

Any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that we or the selling security-holders make sales to or through one or more underwriters or agents in at-the-market offerings, we or the selling security-holders will do so pursuant to the terms of a distribution agreement between us or the selling security-holders and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we or the selling security-holders will sell our common shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we or the selling security-holders may sell common shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any common shares sold will be sold at prices related to the then-prevailing market prices for our common shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we or the selling security-holders also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common shares or warrants. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by us or the selling security-holders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any re-sales of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

In connection with offerings made through underwriters or agents, we or the selling security-holders may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

We or the selling security-holders may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We or the selling security-holders may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or in connection with a simultaneous offering of other securities offered by this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our principal executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Unless otherwise stated in an applicable prospectus supplement, the validity of the common shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by White & Case LLP and by Blake, Cassels & Graydon LLP. White & Case LLP and Blake, Cassels & Graydon LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2017 and 2016 and for each of the three years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been audited by KPMG LLP, independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the reports of KPMG LLP, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee		$283,792
Legal fees and expenses		*
Accounting fees and expenses		*
NYSE fees		*
Miscellaneous		*

Total	$	*

*	To be provided by a prospectus supplement or a Report on Form 6-K that is incorporated by reference into this prospectus.

             Shares

Seaspan Corporation

Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual

Preferred Shares

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

Morgan Stanley

J.P. Morgan

RBC Capital Markets

UBS Investment Bank

Stifel

Citigroup

September     , 2018